     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 29, 1997

                                                     REGISTRATION NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                          EXTENDED STAY AMERICA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

               DELAWARE                              36-3996573
    (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NO.)
    INCORPORATION OR ORGANIZATION)
                     450 E. LAS OLAS BOULEVARD, SUITE 1100
                        FORT LAUDERDALE, FLORIDA 33301
                                (954) 713-1600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               ROBERT A. BRANNON
                                   SECRETARY
                          EXTENDED STAY AMERICA, INC.
                     450 E. LAS OLAS BOULEVARD, SUITE 1100
                        FORT LAUDERDALE, FLORIDA 33301
                                (954) 713-1600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPY TO:
                            D. MARK MCMILLAN, ESQ.
                              BELL, BOYD & LLOYD
                            70 WEST MADISON STREET
                            CHICAGO, ILLINOIS 60602
                                (312) 372-1121

                               ----------------

  Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
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
                                                    PROPOSED
                                                    MAXIMUM          PROPOSED
     TITLE OF EACH CLASS OF          AMOUNT TO   OFFERING PRICE MAXIMUM AGGREGATE       AMOUNT OF
   SECURITIES TO BE REGISTERED     BE REGISTERED  PER UNIT (1)  OFFERING PRICE (1) REGISTRATION FEE (1)
-------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.....    1,786,713      $15.1875       $27,135,704            $8,223
-------------------------------------------------------------------------------------------------------

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(1) Calculated in accordance with Rule 457(c) based on the average of the high and low sales prices of the Common Stock reported on the New York Stock Exchange, Inc. on July 23, 1997, as reported in The Wall Street Journal.
                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  1SUBJECT TO COMPLETION, DATED JULY 29, 1997

PROSPECTUS

                                1,786,713 SHARES

                                      LOGO

                                  COMMON STOCK

                                  -----------

  This Prospectus covers 1,786,713 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Extended Stay America, Inc. (the "Company") which may be offered and sold from time to time for the account of the persons who are identified herein under the heading "Selling Stockholders" and any other person who obtains the right to sell the Shares hereunder (the "Selling Stockholders"). See "Selling Stockholders" and "Plan of Distribution." THE COMPANY WILL RECEIVE NO PART OF THE PROCEEDS OF ANY SALES OF THE SHARES.

  The distribution of the Shares by the Selling Stockholders may be effected from time to time in one or more transactions on the New York Stock Exchange, Inc. ("NYSE") (which may involve block transactions), in special offerings, in negotiated transactions, or otherwise, and at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Stockholders may engage one or more brokers to act as principal or agent in making sales, who may receive discounts or commissions from the Selling Stockholders in amounts to be negotiated. The Selling Stockholders and any such brokers may be deemed "underwriters" under the Securities Act of 1933, as amended (the "Securities Act"), of the Shares sold.

  The Common Stock is listed on the NYSE under the symbol "ESA". On July 23, 1997, the closing sale price of the Common Stock, as reported in The Wall Street Journal, was $15.25 per share.

                                  -----------

  SEE "RISK FACTORS" AT PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                 The date of this Prospectus is        , 1997.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
The Company................................................................   3
Recent Developments of the Company.........................................   3
Special Note on Forward-Looking Statements.................................   5
Risk Factors...............................................................   6
Selling Stockholders.......................................................  10
Plan of Distribution.......................................................  10
Experts....................................................................  11
Documents Incorporated by Reference........................................  11

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, registration statements, proxy statements, and other information which the Company files with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices, 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding registrants, such as the Company, that file electronically with the Commission. Such materials also can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  The Company has filed a Registration Statement on Form S-3 with the Commission under the Securities Act with respect to the Shares offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. Consequently, statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed with the Commission as an exhibit to the Registration Statement, or otherwise. Each such statement is qualified by, and subject to, such reference in all respects. The Registration Statement and the exhibits thereto can be inspected and copied at the Commission's public reference facilities referred to above.

  Unless the context suggests otherwise, references in this Prospectus to the "Company" mean Extended Stay America, Inc. and its subsidiaries.

                                  THE COMPANY

  The Company was organized in January 1995 to develop, own, and manage extended stay lodging facilities which are designed to appeal to value-conscious guests. The Company's facilities are designed to offer quality accommodations for guests at lower rates than most other extended stay lodging providers. They feature fully furnished rooms which are generally rented on a weekly basis to guests such as business travelers (particularly those with limited expense accounts), professionals on temporary work assignment, persons between domestic situations, and persons relocating or purchasing a home, with most guests staying for multiple weeks. The Company's facilities provide a variety of features that are attractive to the extended stay guest such as a fully-equipped kitchen or kitchenette, weekly housekeeping, color television with cable or satellite hook-up, coin-operated laundromat, and telephone service with voice mail messaging and a data port. To help maintain affordability of room rates, labor intensive services such as daily cleaning, room service, and restaurants are not provided.

  The Company's goal is to become a national provider of extended stay lodging. The Company intends to achieve this goal by rapidly developing properties in selected markets, providing high value accommodations for its guests, actively managing its properties to increase revenues and reduce operating costs, and increasing awareness of the extended stay concept. The Company owns and operates three brands in the extended stay lodging market-- StudioPLUS(TM) hotels ("StudioPLUS"), EXTENDED STAYAMERICA Efficiency Studios ("ESA"), and Crossland Economy StudiosSM ("Crossland"), each designed to appeal to differentiated price points below $500 per week. All three brands offer the same core components: a living/sleeping area; a fully-equipped kitchen or kitchenette; and a bathroom. Crossland guest rooms are typically smaller than ESA studios, and StudioPLUS hotels feature larger guest rooms and also offer an exercise facility and a swimming pool.

  Through June 30, 1997, the Company had developed and opened 67 extended stay lodging facilities, acquired 49 others, and had 98 facilities under construction. The Company plans to begin construction of approximately 60 additional extended stay lodging facilities during 1997 and to continue an active development program thereafter.

  The Company was formed in 1995 as a Delaware corporation, and its executive offices are located at 450 E. Las Olas Boulevard, Suite 1100, Fort Lauderdale, Florida 33301 and its telephone number is (954) 713-1600.

                      RECENT DEVELOPMENTS OF THE COMPANY

  During 1996, the Company acquired ten extended stay properties in six separate transactions (each such transaction is referred to herein as an "Acquisition") as summarized below. Each of the Acquisitions was accounted for using the purchase method of accounting.

    On January 26, 1996, the Company acquired substantially all of the assets of Apartment/Inn, L.P. ("Apartment/Inn"). Apartment/Inn owned and operated a 199-room extended stay lodging facility in Norcross, Georgia. In consideration for this Acquisition, the Company issued an aggregate of 587,258 shares of its Common Stock.

    On February 23, 1996, the Company acquired substantially all of the assets of Hometown Inn I, LTD and Hometown Inn II, LTD (collectively "Hometown Inn"). Hometown Inn owned and operated a 133-room extended stay lodging facility in Norcross, Georgia and a 147-room extended stay lodging facility in Riverdale, Georgia. In consideration for this Acquisition, the Company issued 857,216 shares of Common Stock and paid an additional $75,000 in cash.

    On May 10, 1996, the Company acquired substantially all of the assets of American Apartmen-Tels Investors II, L.P. ("AATI"), which owned and operated a 59-room extended stay lodging facility in Lenexa, Kansas, for a purchase price of approximately $3.3 million in cash.

    On June 25, 1996, the Company acquired substantially all of the assets of Apartment Inn Partners/Gwinnett, L.P. ("Gwinnett"). Gwinnett owned and operated a 129-room extended stay lodging facility in Lawrenceville, Georgia. The facility was operated as The Apartment Inn and rights for the use of that name and certain other rights were controlled by Apartment/Inn. In consideration for this Acquisition, the Company issued 344,200 shares of Common Stock and paid an additional $23,000 in cash.

    On July 9, 1996, the Company acquired substantially all of the assets of Melrose Suites, Inc., St. Louis Manor, Inc., Boulder Manor, Inc., and Nicolle Manor, which owned extended stay lodging facilities in Las Vegas, Nevada (collectively, the "M & M Facilities"), that have 177 rooms, 125 rooms, 211 rooms, and 122 rooms, respectively. Each of the M & M Facilities was managed by M & M Development, with which the Company has entered into a two-year consulting agreement for a fee of $120,000 per year. In consideration for the M & M Facilities, in addition to assuming liability under certain leases for personal property which were subsequently retired, the Company issued 2,470,000 shares of Common Stock and paid an additional $500,000 in cash.

    On July 29, 1996, the Company acquired a 147-room traditional lodging facility located in Lakewood, Colorado which was owned by Kipling Hospitality Enterprise Corporation ("KHEC"). The Company has remodeled this facility to convert it to the extended stay format. In consideration for this Acquisition, the Company issued 200,000 shares of Common Stock and paid an additional $25,000 in cash.

  On May 9, 1996, the Board of Directors of the Company declared a stock dividend of one additional share of Common Stock for each share issued as of the close of business on July 5, 1996, which was distributed on July 19, 1996, thereby effecting a 2-for-1 stock split.

  On June 5, 1996, the Company completed a public offering of 19,550,000 shares of Common Stock at a price to the public of $15.50 per share. The net proceeds to the Company from that offering were approximately $289 million after deduction of the underwriting discounts and commissions and other offering expenses.

  On February 6, 1997, the Company issued 11,500,000 shares of Common Stock to a number of institutional investors in a private placement transaction (the "Private Placement"). The purchase price in the Private Placement was $17.625 per share, for an aggregate amount of approximately $203 million. Net proceeds received by the Company from the Private Placement were approximately $198 million. The Company has registered under the Securities Act all of the shares of Common Stock issued in the Private Placement so that the holders of such shares may make resales in the public market of those shares.

  On February 20, 1997, the Company announced its intention to develop and launch the Crossland Economy StudiosSM brand of extended stay lodging facilities. The Company opened the first Crossland lodging facility on January 2, 1997. The Company expects to open three additional Crossland facilities during 1997 and 30 additional Crossland facilities per year for the foreseeable future, beginning in 1998. Six of the Company's extended stay lodging facilities under construction as of June 30, 1997 were Crossland facilities. Crossland facilities will be priced to compete in the budget segment of the extended stay lodging market. The Company's Crossland, ESA, and StudioPLUS brands of lodging facilities compete in the budget, economy, and mid-price categories, respectively, of the extended stay lodging market.

  On April 11, 1997, the Company and ESA Merger Sub, Inc., a wholly-owned subsidiary of the Company ("Merger Sub"), completed a merger (the "Merger") with Studio Plus Hotels, Inc. ("Studio Plus") in accordance with the terms of an Agreement and Plan of Merger (the "Merger Agreement") by and among the parties dated January 16, 1997. Pursuant to the terms of the Merger Agreement, Studio Plus was merged with and into Merger Sub and the 12,557,786 shares of Studio Plus common stock that were outstanding on the closing date were converted into the right to receive 15,410,915 shares of Common Stock of the Company and options to purchase 1,072,565 shares of Studio Plus common stock were converted into options to purchase 1,316,252 shares of the Company's Common Stock. As a result of the Merger, Studio Plus is a wholly-owned subsidiary of the Company.

  As of March 31, 1997, Studio Plus owned and operated 38 mid-priced StudioPLUS brand extended stay lodging facilities, had 19 such facilities under construction, and had contracts to purchase 17 additional sites for development. For the year ended December 31, 1996, Studio Plus had revenue of approximately $23.1 million, income from operations of approximately $6.3 million, and net income of approximately $5.2 million. Studio Plus also had total assets of approximately $146.2 million as of December 31, 1996.

  In connection with the Merger, the Company has recorded in the second quarter of 1997 a one-time pre-tax charge of $9.7 million representing merger expenses and costs associated with the integration of Studio Plus' operations following the Merger. The Merger was accounted for as a pooling of interests and the Company's supplemental consolidated financial statements now include the accounts and results of operations of Studio Plus.

  On June 9, 1997, the Company announced that its Board of Directors had approved a plan to have the Common Stock listed on the NYSE and to move trading in the Common Stock from the Nasdaq National Market ("Nasdaq") to the NYSE. The Common Stock began trading on the NYSE on June 30, 1997. The Company has recorded a one-time pre-tax charge of $500,000 in connection with listing of the Common Stock on the NYSE.

  On July 21, 1997, the Company accepted from Morgan Stanley Senior Funding, Inc. a commitment to provide a $500 million senior secured revolving credit facility (the "Revolving Facility") which is to be used for general corporate purposes, including the construction and acquisition of extended stay lodging properties. The Revolving Facility will be a five year senior secured facility structured as a corporate bank loan and syndicated to relationship banks. In addition to the Revolving Facility, the Company expects to issue approximately $300 million of unsecured subordinated debt as part of an overall financing plan that is expected to increase the Company's credit availability to $800 million.

  Upon execution of the Revolving Facility, the Company will terminate its two existing mortgage loan facilities, which provide for an aggregate of $400 million in available mortgage loans. Accordingly, the Company has recorded a one-time pre-tax charge of $9.7 million. The charge represents deferred costs associated with its previous mortgage facilities and has been reflected in the Company's financial results for the second quarter of 1997.

                  SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

  Certain statements in this Prospectus and under the caption "Risk Factors" and elsewhere in this Prospectus (including documents incorporated herein by reference) constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's limited operating history and uncertainty as to the Company's future profitability; the ability to meet construction and development schedules and budgets; the ability to develop and implement operational and financial systems to manage rapidly growing operations; the uncertainty as to the consumer demand for extended stay lodging; increasing competition in the extended stay lodging market; the ability to integrate and successfully operate acquired properties and the risks associated with such properties; the ability to obtain financing on acceptable terms to finance the Company's growth strategy; the ability of the Company to operate within the limitations imposed by financing arrangements; and other factors referenced in this Prospectus. See "Risk Factors."

                                  RISK FACTORS

  In evaluating an investment in the Common Stock, prospective investors should carefully consider the following factors in addition to the other information contained in this Prospectus.

LIMITED OPERATING HISTORY AND COSTS ASSOCIATED WITH EXPANSION

  The Company first began operating economy extended stay lodging facilities in August 1995 and has a limited operating history upon which investors may evaluate the Company's performance. The Company has incurred operating losses in the past and, given the substantial development and financing expenses relating to the Company's expansion, there can be no assurance that the Company will be profitable in the future.

DEVELOPMENT RISKS

  The Company intends to grow primarily by developing additional Company-owned extended stay lodging facilities. Development involves substantial risks, including the risk that development costs will exceed budgeted or contracted amounts, the risk of delays in completion of construction, the risk of failing to obtain all necessary zoning and construction permits, the risk that financing might not be available on favorable terms, the risk that developed properties will not achieve desired revenue or profitability levels once opened, the risk of competition for suitable development sites from competitors (some of which have greater financial resources than the Company), the risks of incurring substantial unrecoverable costs in the event a development project must be abandoned prior to completion, changes in governmental rules, regulations, and interpretations (including interpretations of the requirements of the Americans with Disabilities Act), and general economic and business conditions. Although the Company intends to manage development to reduce such risks, there can be no assurance that present or future developments will perform in accordance with the Company's expectations. As of June 30, 1997, the Company had developed and opened 67 extended stay lodging facilities, acquired 49 others, and had 98 facilities under construction. The Company plans to begin construction of approximately 60 additional extended stay lodging facilities during 1997 and to continue an active development program thereafter. There can be no assurance, however, that the Company will complete the development and construction of the facilities or that any such developments will be completed in a timely manner or within budget.

RISKS ASSOCIATED WITH RAPID GROWTH

  The Company's rapid development plans will require the implementation of enhanced operational and financial systems and will require additional management, operational, and financial resources. For example, the Company will be required to recruit and train property managers and other personnel for each new lodging facility as well as additional accounting personnel. In addition, the Company needs to complete the development of a systemwide integrated computer network. There can be no assurance that the Company will be able to manage its expanding operations effectively. The failure to implement such systems and add such resources on a cost-effective basis could have a material adverse effect on the Company's results of operations and financial condition.

RISKS ASSOCIATED WITH THE LODGING INDUSTRY

  The extended stay segment of the lodging industry may be adversely affected by changes in national or local economic conditions, neighborhood characteristics and other local market conditions, such as an oversupply of hotel space or a reduction in demand for hotel space in a geographic area, changes in travel patterns, extreme weather conditions, changes in governmental regulations which influence or determine wages, prices, or construction costs, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate tax rates and other operating expenses. The Company's principal assets will consist of real property, and real estate values are sensitive to changes in local market and economic conditions and to fluctuations in the economy as a whole. In addition, due in part to the strong correlation between the lodging industry's performance and economic conditions, the lodging industry is subject to cyclical changes in revenues and profits. These risks may be exacerbated by the relatively illiquid nature of real estate holdings. The ability of the Company to vary its portfolio in response to changes in economic and other conditions will be limited. There can be no assurance that downturns or prolonged adverse conditions in real estate or capital markets or in national, state or local economies, and the inability of the Company to dispose of an investment when it finds disposition to be advantageous or necessary, will not have a material adverse impact on the Company.

COMPETITION IN THE LODGING INDUSTRY

  There is no single competitor or small number of competitors that is or are dominant in the budget, economy, or mid-price extended stay categories. However, some of the Company's indirect competitors have substantially larger networks of locations and greater financial resources than the Company. A number of major lodging companies have announced their intent to aggressively develop extended stay lodging properties which may compete with the Company's properties. Competition in the U.S. lodging industry is based generally on convenience of location, price, range of services and guest amenities offered, and quality of customer service. The Company considers the location of its lodging facilities, the reasonableness of its room rates, and the services and guest amenities provided by it to be among the most important factors in its business. Demographic or other changes in one or more of the Company's markets could impact the convenience or desirability of the sites of certain lodging facilities, which would adversely affect their operations. Further, there can be no assurance that new or existing competitors will not significantly lower rates or offer greater convenience, services, or amenities or significantly expand or improve facilities in a market in which the Company's facilities compete, thereby adversely affecting the Company's operations.

RISKS ASSOCIATED WITH ACQUISITIONS

  Although the Company expects that the construction and development of new extended stay lodging facilities will be its primary means of expansion, the Company has also made, and may continue making, acquisitions of existing extended stay lodging facilities or other properties that are suitable for conversion to the extended stay concept and acquisitions of companies that operate in the extended stay lodging market. There can be no assurance that the Company will be able to acquire other extended stay lodging facilities or companies on terms favorable to the Company. When the Company does make such acquisitions, it encounters various associated risks, including possible environmental and other regulatory costs, goodwill amortization, diversion of management's attention, potential dilution of stockholders' equity, and unanticipated problems or liabilities, some or all of which could have a material adverse effect on the Company's operations and financial performance.

RISKS OF BORROWING

  The Company may incur substantial borrowings in connection with its expansion. Pursuant to its existing mortgage facilities, the Company may be able to borrow up to $400 million to finance its properties, depending on certain conditions. Upon entering into a new $500 million senior secured revolving credit facility the Company will terminate its existing mortgage facilities. The Company anticipates issuing approximately $300 million of unsecured subordinated debt in the future. This compares to total equity of approximately $831 million as of March 31, 1997 (giving effect to the merger with Studio Plus). The Company may incur additional debt from time to time. Leverage increases the risks to the Company of any variations in its results, construction cost overruns, or any other factors affecting its cash flow or liquidity. In addition, the Company's interest costs could increase as the result of general increases in interest rates because a portion of the Company's borrowings under these facilities will bear interest at floating rates, the rates on individual term loans under the mortgage facilities and the unsecured subordinated debt will depend on the level of prevailing yields on U.S. Treasury securities at the times loans are made, and additional borrowings may bear interest at floating rates.

NEED FOR ADDITIONAL CAPITAL

  The extent to which the Company will be able to borrow under its debt facilities will be dependent on the Company meeting certain conditions and maintaining certain reserves. In addition, these debt facilities may restrict the ability of the Company to incur additional debt in the future. Although the Company is unable to quantify its needs for additional financing, the Company expects that it will need to procure additional financing over time, the amount of which will depend on a number of factors including the number of properties the Company constructs or acquires and the cash flow generated by its properties. There can be no assurance regarding the availability or terms of additional financing the Company may be able to procure over time. Any future debt financings or issuances of preferred stock by the Company will be senior to the rights of the holders of shares of Common Stock, and any future issuances of shares of Common Stock will result in the dilution of the then existing stockholders' proportionate equity interests in the Company.

RESTRICTIONS ON OPERATIONS IN DEBT FACILITIES

  The Company's financing arrangements contain, and new facilities are expected to contain, a number of provisions that impose restrictions on the Company which could, under certain circumstances, limit the Company's operating and financial flexibility and adversely affect its results of operations. These provisions include restrictions on the ability of the Company to incur additional indebtedness, prepay indebtedness, declare dividends, enter into certain financing arrangements, acquire or dispose of certain assets, or make certain investments. In addition, the Company's ability to utilize these debt facilities is, or will be, subject to it meeting certain conditions.

IMPACT OF ENVIRONMENTAL REGULATIONS

  The Company's operating results may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances, and regulations. In addition, in the event any future legislation is adopted, the Company may, from time to time, be required to make significant capital and operating expenditures in response to such legislation. The Company attempts to minimize its exposure to potential environmental liability through its site-selection procedures. The Company typically secures an option to purchase land subject to certain contingencies. Prior to exercising such option and purchasing the property, the Company conducts a Phase I environmental assessment (which generally involves a physical inspection and database search, but not soil or groundwater analyses). Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to properly remediate such contaminated property, may adversely affect the owner's ability to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common-law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials ("ACMs"), into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs or other hazardous materials. Environmental laws also may impose restrictions on the manner in which property may be used or transferred or in which businesses may be operated, and these restrictions may require expenditures. In connection with the ownership of its properties, the Company may be potentially liable for any such costs. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially adversely affect the Company's results of operations and financial condition.

LOSSES IN EXCESS OF INSURANCE COVERAGE

  The Company maintains comprehensive insurance on each of its properties, including liability, fire, and extended coverage, in the types and amounts customarily obtained by an owner and operator in the Company's industry. Nevertheless, there are certain types of losses, generally of a catastrophic nature, such as hurricanes, earthquakes, and floods, that may be uninsurable or not economically insurable. The Company uses its discretion in determining amounts, coverage limits, and deductibility provisions of insurance, with a view to obtaining appropriate insurance on the Company's properties at a reasonable cost and on suitable terms. This may result in insurance coverage that in the event of a loss would not be sufficient to pay the full current market value or current replacement value of the Company's lost investment and the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to such property.

RELIANCE ON KEY PERSONNEL

  The Company's success depends to a significant extent upon the efforts and abilities of its senior management and key employees, particularly, Mr. George
D. Johnson, Jr., President and Chief Executive Officer of the Company, Mr. Norwood Cowgill, Jr., President and Chief Executive Officer of Studio Plus, and Mr. Robert A. Brannon, Senior Vice President and Chief Financial Officer of the Company. The loss of the services of any of these individuals could have a material adverse effect upon the Company. The Company does not have employment or consulting agreements with any of its officers nor does it carry key man life insurance on any of its officers.

CONTROL OF THE COMPANY BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS

  As of June 30, 1997, George D. Johnson, Jr., the President and Chief Executive Officer of the Company, H. Wayne Huizenga, the Chairman of the Board of Directors of the Company, and Stewart H. Johnson, a director of the Company, beneficially owned approximately 15.1% of the outstanding shares of Common Stock, and these individuals together with other executive officers and directors of the Company as a group owned approximately 22.6% of the outstanding shares of Common Stock. In addition, the Company's debt agreements contain, and future financing arrangements may contain, provisions regarding the composition of the Company's Board of Directors.

ANTITAKEOVER EFFECT OF CHARTER, BYLAWS, STATUTORY PROVISIONS, AND FINANCING ARRANGEMENTS

  The ownership positions of Messrs. George D. Johnson, Jr., H. Wayne Huizenga, and Stewart H. Johnson, and the other executive officers and directors of the Company as a group, together with the anti-takeover effects of Section 203 of the Delaware General Corporation Law which, in general, impose restrictions upon acquirers of 15% or more of the Common Stock, and of certain provisions in the Company's Restated Certificate of Incorporation and Bylaws, may have the effect of delaying, deferring, or preventing a change of control of the Company, even if such event would be beneficial to stockholders. For example, the Restated Certificate of Incorporation requires that all stockholder action must be effected at a duly-called annual or special meeting of stockholders, and the Bylaws require that stockholders follow an advance notification procedure for certain stockholder nominations of candidates for the Board of Directors and for certain other business to be conducted at any meeting of stockholders. In addition, the Company's Restated Certificate of Incorporation authorizes "blank check" preferred stock, so that the Company's Board of Directors may, without stockholder approval, issue preferred shares through a stockholders' rights plan or otherwise, which could inhibit a change of control. In the event that the current members of the Company's Board of Directors cease to constitute a majority of the Board or Mr. George D. Johnson, Jr. or Mr. Huizenga cease to be a member of the Board, amounts outstanding under its current financing arrangements, if any, would become immediately due.

ABSENCE OF DIVIDENDS

  The Company intends to retain its earnings to finance its growth and for general corporate purposes and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's debt agreements contain, and future financing agreements may contain, limitations on the payment of cash dividends or other distributions of assets.

                             SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the ownership of Common Stock as of June 30, 1997 by each of the Selling Stockholders. Because certain of the Selling Stockholders may be deemed to beneficially own shares of Common Stock in addition to the Shares and because such other shares of Common Stock may be sold at any time and from time to time after the date hereof, the total number of shares of Common Stock to be owned by each of the Selling Stockholders after completion of this offering assumes that none of such other shares of Common Stock are sold or otherwise transferred.

                                   PRIOR TO OFFERING            AFTER OFFERING
                                   -----------------  SHARES   -----------------
                                    NUMBER            OFFERED   NUMBER
NAME                               OF SHARES PERCENT  HEREBY   OF SHARES PERCENT
----                               --------- ------- --------- --------- -------
Norwood Cowgill, Jr.(1)........... 1,578,089   1.7   1,209,929  368,160     *
Cowgill Partners, L.P.............   576,784    *      576,784      --      *

---------------------
*Represents less than 1% of the outstanding Common Stock.
(1) Includes 368,160 shares of Common Stock issuable upon exercise of outstanding stock options which were exercisable within 60 days of June 30, 1997, but does not include 576,784 shares of Common Stock owned by Cowgill Partners, L.P., a limited partnership controlled by Mr. Cowgill.

  The names of the Selling Stockholders are set forth above. This Prospectus may also be used by transferees, assignees, distributees, and pledgees of any of the Selling Stockholders. Mr. Cowgill is the President and Chief Executive Officer of Studio Plus Hotels, Inc., a Delaware corportion and a wholly-owned subsidiary of the Company, and a director of the Company. The Selling Stockholders received all of their respective Shares offered hereby in the Merger.

                             PLAN OF DISTRIBUTION

  The Selling Stockholders may sell or distribute some or all of the Shares from time to time through underwriters, dealers, or brokers, or other agents or directly to one or more purchasers in transactions (which may involve crosses and block transactions) on the NYSE, in privately negotiated transactions, in the over-the-counter market, or in a combination of such transactions. Such transactions may be effected by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents, or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such Shares, from such purchaser). Such discounts, concessions, or commissions as to a particular broker, dealer, agent, or underwriter might be in excess of those customary in the type of transaction involved. This Prospectus also may be used, with the Company's consent, by other persons acquiring Shares and who wish to offer and sell such Shares under circumstances requiring or making desirable its use.

  The Selling Stockholders and any such underwriters, brokers, dealers, or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions, or concessions received by any such underwriters, brokers, dealers, or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor the Selling Stockholders can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Stockholder and any other Selling Stockholder, underwriter, broker, dealer, or other agent relating to the sale or distribution of the Shares.

  The Company will pay all expenses of filing the Registration Statement and preparing and reproducing this Prospectus. The Selling Stockholders will pay any selling expenses, including brokerage commissions, incurred in connection with their sale of any Shares covered by this Prospectus. Each Selling Stockholder may indemnify any broker, dealer, agent, or underwriter that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.

                                    EXPERTS

  The supplemental consolidated balance sheets of Extended Stay America, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related supplemental consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996, included herein and the consolidated balance sheets of Extended Stay America, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 1996 and for period from January 9, 1995 (inception) through December 31, 1995, the consolidated balance sheets of Studio Plus Hotels, Inc. and subsidiary as of December 31, 1996 and 1995 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996, the statements of operations, partners' deficit, and cash flows of Welcome Inn America 89-1, L.P. for each of the two years in the period ended December 31, 1994 and the period from January 1, 1995 through August 18, 1995, the balance sheets of Apartment/Inn, L.P. as of December 31, 1994 and 1995 and the related statements of operations and partners' deficit and cash flows for each of the two years in the period ended December 31, 1995, the combined balance sheets of Hometown Inn I, LTD and Hometown Inn II, LTD as of December 31, 1994 and 1995 and the related combined statements of operations and partners' capital and cash flows for each of the three years in the period ended December 31, 1995, the balance sheet of Kipling Hospitality Enterprise Corporation as of December 31, 1995 and the related statements of operations and retained earnings and cash flows for the year then ended, the balance sheet of Apartment Inn Partners/Gwinnett, L.P. as of December 31, 1995 and the related statements of operations and partners' capital and cash flows for the year then ended, and the combined balance sheets of the M&M Facilities as of December 31, 1994 and 1995 and the related combined statements of operations and equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995, each as incorporated by reference into in this Prospectus, have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents and information heretofore filed by the Company with the Commission are incorporated herein by reference:

  . The Company's Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File No. 0-27360).

  . The Company's Current Reports on Form 8-K dated January 16, 1997 (as amended on Form 8-K/A dated January 16, 1997), February 5, 1997, and April 11, 1997.

  . The historical financial statements of Welcome Inn America 89-1, L.P., Apartment/Inn, Hometown Inn, Gwinnett, the M & M Facilities, and KHEC (collectively, the "Significant Acquisitions"), included in Post-Effective Amendment No. 4 to the Company's Registration Statement on Form S-1 (Registration No. 333-102).

  . The historical financial statements of Studio Plus Hotels, Inc. included in Studio Plus' Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File No. 0-25340).

  . The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

  . The description of the Common Stock set forth under the caption "Description of Capital Stock--Common Stock" in the prospectus included in the Company's registration statement on Form S-1 (Reg. No. 33-98452), which description is incorporated by reference in the Company's registration statement on Form 8-A dated June 23, 1997 for the registration of the Common Stock under Section 12(b) of the Exchange Act.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares hereby (except to the extent specified therein or in rules or regulations of the Commission) shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement, including financial statements, contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, at the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Requests for such copies should be directed to Extended Stay America, Inc., 450 E. Las Olas Boulevard, Suite 1100, Fort Lauderdale, Florida, 33301, Attention: Secretary (telephone: 954-713-1600).

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS OF
 EXTENDED STAY AMERICA, INC. AND SUBSIDIARIES
Report of Independent Accountants.........................................   F-2
Supplemental Consolidated Balance Sheets as of March 31, 1997 (unaudited)
 and December 31, 1996 and 1995...........................................   F-3
Supplemental Consolidated Statements of Operations for the three month periods ended March 31, 1997 and 1996 (unaudited) and for the years ended
 December 31, 1996, 1995, and 1994 .......................................   F-4
Supplemental Consolidated Statements of Shareholders' Equity for the years ended December 31, 1996, 1995, and 1994 and the three month period ended
 March 31, 1997 (unaudited)...............................................   F-5
Supplemental Consolidated Statements of Cash Flows for the three month periods ended March 31, 1997 and 1996 (unaudited) and for the years ended
 December 31, 1996, 1995, and 1994 .......................................   F-6
Notes to Supplemental Consolidated Financial Statements...................   F-7
PRO FORMA FINANCIAL STATEMENTS OF EXTENDED STAY AMERICA, INC.
 AND SUBSIDIARIES
Pro Forma Condensed Combined Balance Sheet as of March 31, 1997
 (unaudited)..............................................................  F-21
Pro Forma Condensed Combined Statement of Operations for the year ended
 December 31, 1994 (unaudited)............................................  F-22
Pro Forma Condensed Combined Statement of Operations for the year ended
 December 31, 1995 (unaudited)............................................  F-23
Pro Forma Condensed Combined Statement of Operations for the year ended
 December 31, 1996 (unaudited)............................................  F-24
Pro Forma Condensed Combined Statement of Operations for the three-months ended March 31, 1996 (unaudited).........................................  F-25
Pro Forma Condensed Combined Statement of Operations for the three-months ended March 31, 1997 (unaudited).........................................  F-26

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Extended Stay America, Inc.
Ft. Lauderdale, Florida

  We have audited the accompanying supplemental consolidated balance sheets of Extended Stay America, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related supplemental consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  The supplemental consolidated financial statements give retroactive effect to the merger of Extended Stay America Inc. and Studio Plus Hotels, Inc. on April 11, 1997, which has been accounted for as a pooling-of-interests as described in Note 1 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of Extended Stay America, Inc. and subsidiaries after financial statements covering the date of consummation of the business combination are issued.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Extended Stay America, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

COOPERS & LYBRAND L.L.P.

Spartanburg, South Carolina
July 22, 1997

                          EXTENDED STAY AMERICA, INC.

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                           MARCH 31,  DECEMBER 31, DECEMBER 31,
                                             1997         1996         1995
                                          ----------- ------------ ------------
                                          (UNAUDITED)
                 ASSETS
                 ------
Current assets:
  Cash and cash equivalents..............  $ 324,356   $ 224,325     $125,915
  Accounts receivable....................      3,188       1,665          663
  Prepaid expenses.......................      1,405         796          316
  Deferred income taxes..................      1,063       1,143          453
  Other current assets...................        428       1,580          602
                                           ---------   ---------     --------
    Total current assets.................    330,440     229,509      127,949
Property and equipment, net..............    519,264     428,749       79,584
Deferred loan costs......................     10,656       9,519        5,538
Other assets.............................      3,225         658          374
                                           ---------   ---------     --------
                                           $ 863,585   $ 668,435     $213,445
                                           =========   =========     ========
  LIABILITIES AND SHAREHOLDERS' EQUITY
  ------------------------------------
Current liabilities:
  Accounts payable.......................  $   6,524   $  14,827     $  2,545
  Accrued salaries and related expenses..      1,565       1,694          517
  Due to related parties.................         94         204          133
  Other accrued expenses.................      6,583       3,642          864
  Accrued retainage......................      9,305      11,371          607
  Note payable...........................                                 630
                                           ---------   ---------     --------
    Total current liabilities............     24,071      31,738        5,296
Deferred income taxes....................      8,479       7,983        4,827
                                           ---------   ---------     --------
Long-term debt...........................                               4,000
                                           ---------   ---------     --------
Commitments
Shareholders' equity:
  Preferred stock, $.01 par value,
   10,000,000 shares authorized, no
   shares issued and outstanding.........
  Common stock, $.01 par value,
   200,000,000 shares authorized,
   95,297,274, 83,666,383, and 53,677,402
   shares issued and outstanding,
   respectively..........................        953         837          537
  Additional paid-in capital.............    819,605     619,870      198,534
  Retained earnings......................     10,477       8,007          251
                                           ---------   ---------     --------
    Total shareholders' equity...........    831,035     628,714      199,322
                                           ---------   ---------     --------
                                           $ 863,585   $ 668,435     $213,445
                                           =========   =========     ========

        See notes to the supplemental consolidated financial statements.

                          EXTENDED STAY AMERICA, INC.

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                          THREE MONTHS ENDED            FOR THE YEAR ENDED
                          ------------------- --------------------------------------
                          MARCH 31, MARCH 31, DECEMBER 31, DECEMBER 31, DECEMBER 31,
                            1997      1996        1996         1995         1994
                          --------- --------- ------------ ------------ ------------
                              (UNAUDITED)
Revenue:
  Room revenue..........   $19,109   $5,389     $37,480      $16,126      $11,830
  Other revenue.........       654      205       1,329          642          322
                           -------   ------     -------      -------      -------
    Total revenue.......    19,763    5,594      38,809       16,768       12,152
                           -------   ------     -------      -------      -------
Costs and expenses:
  Property operating
   expenses.............    10,180    2,374      16,560        6,706        5,256
  Corporate operating
   and property
   management expenses..     5,755    3,394      16,867        4,669          881
  Depreciation and
   amortization.........     3,712      878       6,139        2,059        1,472
                           -------   ------     -------      -------      -------
    Total costs and
     expenses...........    19,647    6,646      39,566       13,434        7,609
                           -------   ------     -------      -------      -------
Income (loss) from
 operations.............       116   (1,052)       (757)       3,334        4,543
  Interest income
   (expense)............     3,987    1,482      13,744         (507)      (2,532)
                           -------   ------     -------      -------      -------
Net income before third
 party investor's
 interest, income taxes
 and extraordinary loss.     4,103      430      12,987        2,827        2,011
Third party investor's
 interest...............                                        (142)        (358)
                           -------   ------     -------      -------      -------
Income before income
 taxes and extraordinary
 loss...................     4,103      430      12,987        2,685        1,653
Provision for income
 taxes..................     1,633      172       5,231        1,217
                           -------   ------     -------      -------      -------
Income before
 extraordinary loss.....     2,470      258       7,756        1,468        1,653
Extraordinary loss, net
 of income tax benefit..                                        (185)
                           -------   ------     -------      -------      -------
Net income..............   $ 2,470   $  258     $ 7,756      $ 1,283      $ 1,653
                           =======   ======     =======      =======      =======
Net income per common
 share..................   $  0.03   $ 0.00     $  0.10
                           =======   ======     =======
Pro forma income data:
  Income before
   extraordinary loss...                                     $ 1,468      $ 1,653
  Pro forma adjustment
   for income taxes.....                                         176         (615)
                                                             -------      -------
  Pro forma income
   before extraordinary
   loss.................                                       1,644        1,038
  Extraordinary loss....                                        (185)
                                                             -------      -------
  Pro forma net income..                                     $ 1,459      $ 1,038
                                                             =======      =======
Pro forma earnings per
 share:
  Pro forma income
   before extraordinary
   loss.................                                     $  0.05
  Extraordinary loss....                                         --
                                                             -------
  Pro forma net income..                                     $  0.05
                                                             =======
Weighted average common
 and equivalent shares
 outstanding............    92,900   54,728      73,935       31,434
                           =======   ======     =======      =======

        See notes to the supplemental consolidated financial statements.

                          EXTENDED STAY AMERICA, INC.

          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                        RETAINED
                                           ADDITIONAL   EARNINGS                 TOTAL
                          COMMON  TREASURY  PAID-IN   (ACCUMULATED PARTNER'S SHAREHOLDERS'
                          STOCK    STOCK    CAPITAL     DEFICIT)    DEFICIT     EQUITY
                          ------  -------- ---------- ------------ --------- -------------
Balance as of January 1,
 1994...................  $ 190     $       $    107    $(1,608)     $(300)    $ (1,611)
Issuance of common
 stock..................     20                                                      20
Cash dividends .........                                 (1,139)                 (1,139)
Partners' draws ........                                              (117)        (117)
Conversion of note
 payable to stock ......                          21                                 21
Repurchase of treasury
 stock .................             (75)                                           (75)
Net income..............                                  1,538        115        1,653
                          -----     ----    --------    -------      -----     --------
Balance as of December
 31, 1994...............    210      (75)        128     (1,209)      (302)      (1,248)
Cash dividends .........                                 (1,748)                 (1,748)
Partner's draws.........                                              (546)        (546)
Reclassification in
 connection with S
 corporation and
 partnership
 termination............   (210)      75      (1,631)     1,251        515
Purchase of minority
 shareholders' interest
 .......................                       3,955        674        333        4,962
Issuance of common
 stock..................    284              196,335                            196,619
Retroactive effect of
 two-for-one stock split
 on July 19, 1996.......    221                 (221)
Retroactive effect of
 three-for-two stock
 split on July 9, 1996..     32                  (32)
Net income..............                                  1,283                   1,283
                          -----     ----    --------    -------      -----     --------
Balance as of December
 31, 1995...............    537              198,534        251                 199,322
Acquisitions of extended
 stay facilities........     45               55,198                             55,243
Issuance of common
 stock..................    255              365,972                            366,227
Stock options exercised,
 including tax benefit
 of $108................                         166                                166
Net income..............                                  7,756                   7,756
                          -----     ----    --------    -------      -----     --------
Balance as of December
 31, 1996...............    837              619,870      8,007                 628,714
Stock options exercised
 including tax benefit
 of $388 (unaudited)....      2                1,623                              1,625
Issuance of common
 stock, net of issuance
 costs (unaudited)......    114              198,112                            198,226
Net income (unaudited)..                                  2,470                   2,470
                          -----     ----    --------    -------      -----     --------
Balance as of March 31,
 1997 (unaudited).......  $ 953     $       $819,605    $10,477      $         $831,035
                          =====     ====    ========    =======      =====     ========


        See notes to the supplemental consolidated financial statements.

                          EXTENDED STAY AMERICA, INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                         THREE MONTHS ENDED              FOR THE YEAR ENDED
                         --------------------  --------------------------------------
                         MARCH 31,  MARCH 31,  DECEMBER 31, DECEMBER 31, DECEMBER 31,
                           1997       1996         1996         1995         1994
                         ---------  ---------  ------------ ------------ ------------
                             (UNAUDITED)
Cash flows from
 operating activities:
 Net income............  $   2,470  $    258    $   7,756     $  1,283      $1,653
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities:
   Third party investor
    interest...........                                            142         359
   Depreciation and
    amortization.......      3,712       878        6,139        2,059       1,472
   Write-off of site
    deposits and
    preacquisition
    costs..............        704       187        1,475          289
   Bad debt expense....        170        14           97           48         140
   Deferred income
    taxes..............        949      (103)       2,574          140
   Extraordinary loss..                                            185
   Other, net..........                              (469)         (72)          3
   Changes in operating
    assets and
    liabilities, net of
    acquisitions:
     Accounts
      receivable.......     (1,557)     (250)      (1,099)        (212)       (199)
     Prepaid expenses..       (444)     (273)        (480)        (319)
     Other current
      assets...........                               (28)        (165)        (24)
     Other assets......                                 2          (50)       (172)
     Accounts payable..       (208)      543          643          233        (155)
     Income taxes
      payable..........         50       379          401         (162)
     Accrued salaries
      and related
      expenses.........       (128)      246          885          271
     Due to related
      parties..........       (110)     (133)          71          133
     Deferred revenue..        354       413          167           12
     Other accrued
      expenses.........      1,881       269        2,696          321          83
                         ---------  --------    ---------     --------      ------
      Net cash provided
       by operating
       activities......      7,843     2,428       20,830        4,136       3,160
                         ---------  --------    ---------     --------      ------
Cash flows from
 investing activities:
 Acquisitions of
  extended stay
  properties...........                 (355)      (4,271)      (2,342)
 Additions to property
  and equipment........   (104,562)  (25,886)    (273,260)     (31,380)     (5,794)
 Purchase of
  investments
  available-for-sale...                           (38,829)
 Proceeds from
  sale/maturity of
  investments
  available-for-sale...                            39,298
 Purchase of third
  party interest.......                                         (1,500)
 Other assets..........     (1,832)      118       (2,199)         (58)        (97)
                         ---------  --------    ---------     --------      ------
      Net cash used in
       investing
       activities......   (106,394)  (26,123)    (279,261)     (35,280)     (5,891)
                         ---------  --------    ---------     --------      ------
Cash flows from
 financing activities:
 Proceeds from issuance
  of common stock......    199,729                365,636      192,208          20
 Proceeds from long-
  term debt............                7,000       27,000        6,916       4,320
 Principal payments on
  long-term debt.......                 (630)     (31,630)     (36,811)       (517)
 Additions to deferred
  loan and other costs.     (1,147)     (925)      (4,165)      (2,034)       (265)
 Proceeds from related
  party loans..........                                          7,863         875
 Payments of related
  party loans..........                                         (9,246)       (568)
 Distributions to
  owners...............                                         (2,295)     (1,538)
                         ---------  --------    ---------     --------      ------
      Net cash provided
       by financing
       activities......    198,582     5,445      356,841      156,601       2,327
                         ---------  --------    ---------     --------      ------
Increase (decrease) in
 cash and cash
 equivalents...........    100,031  (18,250)       98,410      125,457        (404)
Cash and cash
 equivalents at
 beginning of period...    224,325   125,915      125,915          458         862
                         ---------  --------    ---------     --------      ------
Cash and cash
 equivalents at end of
 period................  $ 324,356  $107,665    $ 224,325     $125,915      $  458
                         =========  ========    =========     ========      ======
Noncash investing and
 financing
 transactions:
 Issuances of common
  stock for
  acquisitions of
  extended stay
  properties...........  $          $ 17,853    $  55,243     $  1,700      $
                         =========  ========    =========     ========      ======
 Capitalized or
  deferred items
  included in accounts
  payable and accrued
  liabilities..........  $  15,344  $  2,473    $  17,671     $  1,212      $  655
                         =========  ========    =========     ========      ======
 Issuances of common
  stock for notes
  receivable from
  shareholders.........  $          $           $             $ 28,050      $
                         =========  ========    =========     ========      ======
 Issuance of common
  stock for deferred
  loan costs...........  $          $           $             $  3,574      $
                         =========  ========    =========     ========      ======
 Note payable for the
  purchase of property
  site.................  $          $           $             $    630      $
                         =========  ========    =========     ========      ======
 Purchase of minority
  shareholders'
  interest for stock
  and assumption of
  deficit capital
  balance..............  $          $           $             $  4,963      $
                         =========  ========    =========     ========      ======
Supplemental Cash Flow
 disclosures...........
Cash paid for:
 Income taxes..........  $     133  $     74    $   2,267     $  1,182      $
                         =========  ========    =========     ========      ======
 Interest expense, net
  of amounts
  capitalized..........  $          $           $       3     $  1,775      $2,539
                         =========  ========    =========     ========      ======

        See notes to the supplemental consolidated financial statements.

                          EXTENDED STAY AMERICA, INC.

          NOTES TO THE SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1--ORGANIZATION, OPERATIONS AND BASIS OF PRESENTATION

  Extended Stay America, Inc. ("ESA, Inc.") was organized on January 9, 1995, as a Delaware corporation to develop, own, and manage extended stay lodging facilities.

  Studio Plus Hotels, Inc. ("Studio Plus") was formed on December 19, 1994, to acquire, through merger and exchange of partnership interests all of the assets of Studio Plus, Inc. and the corporations and partnerships (collectively, the "Studio Plus Predecessor Entities") which owned and operated StudioPLUS extended stay hotels. On June 26, 1995, Studio Plus completed an initial public offering (the "Studio Plus IPO"). Prior to completion of the Studio Plus IPO, Studio Plus acquired, through merger and exchange of Studio Plus common stock for partnership interests, the assets of the Studio Plus Predecessor Entities which owned and operated all of the StudioPLUS extended stay hotel properties then in operation or under development (the "Corporate Organization"). The acquisition of the interests of the controlling shareholder or partner and affiliates of the Studio Plus Predecessor Entities was accounted for as if it were a pooling of interests.

  On April 11, 1997, ESA, Inc., ESA Merger Sub, Inc. ("Merger Sub"), a wholly-owned subsidiary of ESA, Inc., and Studio Plus consummated a merger (the "Merger") pursuant to which Studio Plus was merged with and into Merger Sub and each of the approximately 12.5 million shares of Studio Plus common stock issued and outstanding on such date were converted into the right to receive
1.2272 shares of common stock, par value $.01 per share, of ESA, Inc. ("Common Stock"). The Merger was accounted for using the pooling of interests method of accounting.

  The accompanying supplemental consolidated financial statements of ESA, Inc. and Studio Plus (together the "Company") have been restated to reflect the merger accounted for as a pooling of interests.

  Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of the Company after financial statements covering the dates of consummation of the business combinations are issued.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The accompanying supplemental consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          EXTENDED STAY AMERICA, INC.

 Cash and Cash Equivalents

  Cash and cash equivalents consist of cash on hand and on deposit, and highly liquid instruments with maturities of three months or less when purchased. The carrying amount of cash and cash equivalents is the estimated fair value at the respective balance sheet date.

  As of December 31, 1996, the Company had invested approximately $216 million in short-term commercial paper and other securities. In addition, the Company invests excess funds in an overnight sweep account with a commercial bank which invests in short-term, interest-bearing reverse repurchase agreements. Due to the short-term nature of these investments, the Company did not take possession of the securities, which were instead held by the respective financial institutions. The market value of the securities held pursuant to the agreements approximates the carrying amount. Deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation.

 Property and Equipment

  Property and equipment is stated at cost. The Company capitalizes interest, salaries and related costs for site selection, design and construction supervision.

  Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to operations as incurred; major renewals and improvements are capitalized. The gain or loss on the disposition of property and equipment is recorded in the year of disposition.

  The lives of the assets are as follows:

      Building and improvements......................................   40 years
      Furniture, fixtures and equipment.............................. 3-10 years

 Preacquisition Costs

  The Company incurs costs related to the acquisition of property sites. These costs are capitalized when it is probable that a site will be acquired. These costs are included in property and equipment. In the event the acquisition of the site is not consummated, the costs are charged to corporate operating expenses.

 Deferred Loan Costs

  The Company has incurred costs in obtaining financing. These costs have been deferred and will be amortized over the life of the respective loans.

 Pre-Opening Costs

  The Company capitalizes compensation and other training-related costs incurred prior to the opening of a property. Pre-opening costs of $1,008,000 and $218,000, net of accumulated amortization of $893,000 and $397,000 as of December 31, 1996 and 1995, respectively, are included in other assets and are being amortized over a period of twelve months.

 Organization Costs

  Organization costs of $219,000 and $41,000 net of accumulated amortization of $26,000 and $10,000 as of December 31, 1996 and 1995, respectively, are included in other assets, and are being amortized over sixty months using the straight-line method.

                          EXTENDED STAY AMERICA, INC.

 Income Taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Revenue Recognition

  Room revenue and other income are recognized when earned.

 Business Segment

  The Company operates principally in one business segment which is to develop, own, and manage extended stay lodging facilities.

 Reclassification

  Certain previously reported amounts have been reclassified to conform with the current presentation.

 Unaudited Interim Financial Statements

  The unaudited interim financial statements have been prepared pursuant to generally accepted accounting principles applicable to interim financial statements and include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. All such adjustments are, in the opinion of management, of a normal recurring nature. Results for the three months ended March 31, 1997 and 1996 are not necessarily indicative of results to be expected for a full year. All data at March 31, 1997 and for the interim periods ended March 31, 1997 and 1996 are unaudited.

 Net Income (Loss) Per Common Share

  The net income per common share amount in the statement of operations for the year ended December 31, 1996 has been computed in accordance with Accounting Principles Board Opinion (APB) No. 15.

  The pro forma earnings per share for the year ended December 31, 1995, has been calculated by dividing net income by the weighted average number of shares of Common Stock deemed to be outstanding. Common Stock outstanding has been computed in accordance with a Staff Accounting Bulletin (SAB) of the Securities and Exchange Commission and APB No. 15. According to the SAB, equity securities, including stock, warrants, options and other potentially dilutive securities, issued within a twelve-month period prior to an initial public offering of common stock must be treated as common stock equivalents when computing earnings per share for all periods presented if the issue price of the common stock or the exercise price of the warrants, options or other potentially dilutive securities is substantially less than the initial public offering price, including loss years where the impact of the incremental shares is antidilutive. As permitted by the SAB, the treasury stock method has been used in determining the weighted average number of shares of Common Stock outstanding during the period presented. Income before extraordinary loss has been adjusted to pro forma income before extraordinary loss by reflecting the tax that would have been paid by the Company if it had been subject to income tax for a full year. Prior to June 26, 1995, the Company was not fully subject to income taxes due to the election of

                          EXTENDED STAY AMERICA, INC.

S corporation and partnership tax status by the Studio Plus Predecessor Entities. If the Company had been fully subject to tax, it would have incurred income tax expense of approximately $918,000 and $615,000 for the years ended December 31, 1995 and 1994, respectively.

  Prior to 1995, the Company consisted of the Studio Plus Predecessor Entities. The outstanding shares or other equity interests of the Studio Plus Predecessor Entities differ substantially from the shares of Common Stock of the Company. Accordingly, the Company believes that the presentation of historical per share information for the periods prior to 1995 is not meaningful.

  On October 19, 1995, the Board of Directors of ESA, Inc. declared a 210-for-1 stock split effected in the form of a dividend. On May 9, 1996, the Board of Directors of ESA, Inc. declared a 2-for-1 stock split effected in the form of a stock dividend payable on July 19, 1996. On July 9, 1996, a three-for-two split of Studio Plus common stock was effected in the form of a stock dividend. Accordingly, all share and per share amounts have been adjusted retroactively to reflect these events.

  The Company will adopt Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," on December 31, 1997. SFAS No. 128 requires the Company to change its method of computing, presenting and disclosing earnings per share information. Upon adoption, all prior period dates presented will be restated to conform to the provisions of SFAS No. 128. This restatement is not expected to have a material impact on net income per share.

NOTE 3--PROPERTY AND EQUIPMENT

  Property and equipment consist of the following:

                                                     DECEMBER 31, DECEMBER 31,
                                                         1996         1995
                                                     ------------ ------------
                                                          (IN THOUSANDS)
      Land and improvements, including land under
       current development..........................   $134,707     $23,409
      Buildings and improvements....................    204,001      46,174
      Furniture, fixtures, equipment and supplies...     55,318      10,005
      Construction in progress......................     47,126       6,965
                                                       --------     -------
                                                        441,152      86,553
      Less: Accumulated depreciation................     12,403       6,969
                                                       --------     -------
      Total property and equipment..................   $428,749     $79,584
                                                       ========     =======

  The Company had commitments to construct additional extended stay properties totaling approximately $388.3 million at December 31, 1996.

  For the years ended December 31, 1996, 1995 and 1994 the Company incurred interest of $332,000, $1,773,000, and $2,685,000, respectively, of which $329,000, $256,000, and $153,000, respectively, was capitalized and included in the cost of buildings and improvements.

NOTE 4--OPTIONS TO PURCHASE PROPERTY SITES

  As of December 31, 1996, the Company had options to purchase parcels of real estate in 132 locations in 36 states. The Company had paid approximately $3.9 million in connection with these options as of December 31, 1996. If for any reason the Company does not acquire these parcels, the amounts paid in connection with the options are generally refundable. These amounts are included in property and equipment.

                          EXTENDED STAY AMERICA, INC.

NOTE 5--PURCHASE ACQUISITIONS OF EXTENDED STAY PROPERTIES

  On August 18, 1995, the Company acquired an existing extended stay property from Welcome Inn America 89-1, L.P. ("Welcome Inn") for approximately $4 million which was paid for by the issuance of 714,000 shares of the Company's Common Stock valued at $1.7 million and approximately $2.3 million in cash. During 1996, the Company acquired ten (10) extended stay facilities from a number of unrelated sellers (together with the acquisition of Welcome Inn, the "Acquisitions") for approximately $59.6 million, which was paid for by the issuance of approximately 4.5 million shares of Common Stock valued at approximately $55.3 million and approximately $4.3 million in cash. As a part of the Acquisitions, the Company assumed and subsequently retired liabilities aggregating approximately $470,000 under certain leases for personal property.

  The Acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of operations of the properties are included in the consolidated supplemental statements of operations from the date of acquisition.

  The following unaudited pro forma condensed statements of operations of the Company are presented as if the Company had completed the Acquisitions, excluding the acquisition of substantially all of the assets of American Apartmen-Tels Investors II, L.P. ("AATI"), (the "Significant Purchase Acquisitions") and the issuance of shares to acquire and to fund the cash portion of the purchase prices had occurred on January 1, 1995. The acquisition of AATI has been excluded from Significant Purchase Acquisitions because the purchase price and the unaudited results of operations for the periods, when measured in relation to the Company, did not meet certain materiality standards and can be excluded as permitted by the rules and regulations of the Securities and Exchange Commission. These pro forma condensed statements of operations are not necessarily indicative of what actual results of operations of the Company would have been assuming such transactions had been completed as of January 1, 1995, nor does it purport to represent the results of operations for future periods.

                                                       PRO FORMA    PRO FORMA
                                                        FOR THE      FOR THE
                                                       YEAR ENDED   YEAR ENDED
                                                      DECEMBER 31, DECEMBER 31,
                                                          1996         1995
                                                      ------------ ------------
                                                           (IN THOUSANDS,
                                                       EXCEPT PER SHARE DATA)
   Total revenue.....................................   $44,022      $30,055
   Total costs and expenses..........................    42,162       23,040
                                                        -------      -------
   Income from operations............................     1,860        7,015
   Interest income (expense).........................    13,744         (551)
                                                        -------      -------
   Income before income taxes........................    15,604        6,464
   Provision for income taxes........................     6,277        2,586
                                                        -------      -------
   Net income........................................   $ 9,327      $ 3,878
                                                        =======      =======
   Net income per common share.......................   $  0.12      $  0.11
                                                        =======      =======
   Weighted average number of common and equivalent
    shares outstanding during the period.............    76,450       36,650
                                                        =======      =======

NOTE 6--NOTE PAYABLE

  In conjunction with the acquisition of a property site, the Company issued a note payable to the seller in the amount of $630,200 in 1995. The note was collateralized by a deed of trust on the property. The note bore interest at a rate of three percent per year and was paid on January 2, 1996.

                          EXTENDED STAY AMERICA, INC.

NOTE 7--PREFERRED STOCK

  Shares of preferred stock may be issued from time to time, in one or more series, as authorized by the Board of Directors. Prior to issuance of shares of each series, the Board will designate for each such series, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by law. No shares of preferred stock are outstanding and the Company has no present plans to issue any shares of preferred stock.

NOTE 8--STOCK OPTION PLANS

  ESA, Inc. has three stock option plans including the 1995 and 1996 Employee Stock Option Plans (the "Employee Plans") and the 1995 Stock Option Plan for Non-Employee Directors (the "Directors' Plan") and Studio Plus had two stock option plans (collectively, the "Plans"). The Employee Plans and the Directors' Plan provide for grants to certain officers, directors and key employees of stock options to purchase shares of Common Stock of the Company. Options granted under the Employee Plans and the Directors' Plan expire ten years from the date of grant. Options granted under the Employee Plans vest ratably over a four year period and options granted under the Directors' Plan vest six months from the date of grant.

  Studio Plus had two stock option plans, the 1995 Stock Incentive Plan and the 1995 Non-Employee Directors' Stock Incentive Plan (collectively, the "Studio Plus Plans"). Two types of options, incentive stock options and nonqualified stock options, were granted under the Studio Plus Plans. All options granted under the Studio Plus Plans were granted at an exercise price equal to the market price of the Studio Plus common stock on the date of grant and may not be exercised more than 10 years after the date of its grant. Options granted under the Studio Plus Plans to purchase 1,072,565 shares of Studio Plus common stock were converted into options to purchase 1,316,252 shares of the Company's Common Stock (with a corresponding adjustment to the exercise price) upon completion of the Merger. Because the Merger effected a "control change date," each of these options became immediately exercisable.

  A summary of the status of the Plans as of December 31, 1996 and 1995 and changes during the years ending on those dates is presented below:

                                            1996                   1995
                                   ----------------------- ---------------------
                                   NUMBER OF    PRICE PER  NUMBER OF  PRICE PER
                                     SHARES       SHARE     SHARES      SHARE
                                   ----------  ----------- --------- -----------
   Outstanding at beginning of
    year.........................   3,266,756  $2.38-12.49
   Granted.......................   4,030,000  10.50-22.38 3,266,756 $2.38-12.49
   Exercised.....................     (20,600)        2.38
   Forfeited.....................    (148,296)  2.38-14.44
                                   ----------  ----------- --------- -----------
   Outstanding at end of year....   7,127,860  $2.38-22.38 3,266,756 $2.38-12.49
   Options exercisable at year-
    end..........................   1,489,300  $2.38-12.81
   Available for future grants...   3,240,614              1,409,118
   Total shares reserved for
    issuance as of
    December 31..................  10,368,474              4,675,874
   Weighted average fair value of
    options
    granted during the year......              $      5.55           $      1.95

  On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123). As permitted by SFAS 123, the Company has chosen to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for the Plans. Accordingly, no compensation cost has been recognized for options granted under the Plans. Had compensation cost for the Plans been determined based on the fair value at the date

                          EXTENDED STAY AMERICA, INC.

of grant for awards under the Plans consistent with the method of SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below.

                                                       1996            1995
                                                  --------------- --------------
                                                     AS     PRO      AS     PRO
                                                  REPORTED FORMA  REPORTED FORMA
                                                  -------- ------ -------- -----
                                                    (IN THOUSANDS, EXCEPT PER
                                                           SHARE DATA)
   Net income ...................................  $7,756  $3,482  $1,459  $ 316
   Net income per share..........................  $ 0.10  $ 0.05  $ 0.05  $0.01

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes multiple option-pricing model with the following assumptions used for grants in 1996 and 1995: dividend yield of 0%, expected volatility of 33.47%, risk-free interest rate of 6% and expected life of 5.5 years.

  The following table summarizes information about the Company's stock options at December 31, 1996:

                               OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
                        --------------------------------- ---------------------
                           NUMBER     WEIGHTED               NUMBER
                        OUTSTANDING    AVERAGE   WEIGHTED OUTSTANDING  WEIGHTED
                           AS OF      REMAINING  AVERAGE     AS OF     AVERAGE
                        DECEMBER 31, CONTRACTUAL EXERCISE DECEMBER 31, EXERCISE
                            1996        YEARS     PRICE       1996      PRICE
                        ------------ ----------- -------- ------------ --------
   $ 2.38-2.38.........  1,356,266      8.44      $ 2.38     337,557    $ 2.38
   $ 6.50-6.50.........    980,844      8.90        6.50     365,214      6.50
   $ 8.15-8.15.........    664,142      8.47        8.15     442,120      8.15
   $10.50-10.50........  1,242,382      8.94       10.50     300,000     10.50
   $10.59-12.81........    516,952      9.15       11.86      44,409     11.44
   $12.84-13.31........    621,472      9.04       13.07           0      0.00
   $13.38-13.38........    912,812      8.87       13.38           0      0.00
   $14.00-20.06........    712,519      9.35       16.28           0      0.00
   $20.31-22.38........    120,471      9.89       20.82           0         0
                         ---------      ----      ------   ---------    ------
   $ 2.38-22.38........  7,127,860      8.87      $ 9.63   1,489,300    $ 7.01
                         =========      ====      ======   =========    ======

NOTE 9--MORTGAGE FACILITIES

  On October 31, 1995 the Company executed a mortgage facility with DLJ Mortgage Capital, Inc. (an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, one of the representatives of the underwriters of the Company's Common Stock offerings) (the "DLJ Mortgage Facility") providing for up to $100 million in mortgage financing (which was reduced by the Company from $200 million in connection with the establishment of the CSFB mortgage facility described below) to be used to finance, subject to certain conditions, on a long-term basis, newly constructed extended stay lodging facilities. Draws under the DLJ Mortgage Facility will be made on an individual property basis in amounts ranging from 50% to 75% of construction costs, depending on the operating results of the individual property.

  The DLJ Mortgage Facility provides for the following fees to be paid by the
Company: (1) a commitment fee of $1,600,000 which was paid pursuant to the execution of the facility; (2) a drawdown fee of 1% of the funds loaned under the facility; and (3) a fee paid by the issuance of 1,501,080 shares of Common Stock of the Company at the time the facility was executed. These fees, which include the estimated fair market value of the Common Stock issued to the lender, will be amortized over the life of the facility using the effective yield method, thus increasing the effective interest rate above the stated interest rate discussed below. Additionally, the lender was provided the right, which it has exercised, to purchase 1,000,860 shares of Common Stock at a price of $2.38 per share upon the execution of the facility.

                          EXTENDED STAY AMERICA, INC.

  All amounts borrowed under the DLJ Mortgage Facility will be fully guaranteed by the Company and will be collateralized by, among other things, first mortgages on the properties financed and assignment of leases, rents and security deposits related to each property. The amounts drawn under the facility will bear interest at a base rate equal to the ten-year U.S. Treasury securities rate plus 4.0% at the times the loans under the facility are made. Advances under the facility will be provided on an interest only basis for a pre-stabilization period and will be amortized based on a 25-year schedule thereafter with a final maturity on the December 31 following the tenth anniversary of the date that the loan begins to amortize.

  Prepayment of mortgage loans made under the DLJ Mortgage Facility may be made subject to specified penalties provided certain conditions are met. Such prepayments may be made without penalty within five years of their respective final maturity dates. The facility provides that the Company must maintain a tangible net worth of not less than $40,000,000 and amounts due under the facility may at any time become immediately due and payable if the current members of the Board of Directors cease to constitute a majority of the board. The Company must place $22,500,000 in an escrow account in the name of the lender prior to obtaining the first loan and an additional $22,500,000 once the loan amount exceeds $33,750,000. Funds deposited in the escrow account will be classified as non-current and will be used to acquire and construct extended stay lodging facilities. The loan also requires the Company to fund certain other escrow accounts. The Company's dividends cannot exceed 50% of the excess of its net income for any period over its cumulative losses not previously applied in computing the limitation.

  The Company also has a mortgage facility (the "CSFB Mortgage Facility") from CS First Boston Mortgage Capital Corporation (an affiliate of CS First Boston Corporation, one of the representatives of the underwriters of the Company's June 1996 Common Stock offering) which provides up to $300 million in mortgage financing, subject to certain conditions and limitations, for completed facilities.

  Under the CSFB Mortgage Facility, each extended stay lodging facility financed thereby will, upon obtaining a certificate of occupancy, receive funding of 65% of the lesser of the total development cost, the approved budget, or the appraised value, subject to limitations based on projected debt service coverage ratios. The Company may choose either a fixed rate loan or a floating rate loan at the time the loan is to be funded, subject, however, to a requirement that a minimum of $50 million of loans must be made under the chosen rate program before the other rate program can be selected. Interest on each loan will be payable monthly at either (i) a fixed rate equal to the rate of 7-year U.S. Treasury securities on the date of funding plus from 3.55% to 3.85% depending upon the aggregate amount of fixed rate loans, or (ii) a floating rate equal to the 30-day LIBOR rate plus 3%. Principal amortization will generally be based on a 15-year term for fixed rate loans and based on a 20-year term with an assumed 9.9% interest rate for floating rate loans. Fixed rate loans will mature on the earlier of seven years and three months from the date that the first such loan is funded or May 2004. All floating rate loans will mature three years from the execution of a credit facility agreement. Prepayments of fixed rate loans may be made after five years, subject to certain penalties. Prepayments of floating rate loans may be made after one year without penalty. Amounts borrowed under the CSFB Mortgage Facility will be collateralized by, among other things, a first mortgage encumbering each lodging facility so financed and an assignment of the revenues and profits from such facilities.

  Funding under the CSFB Mortgage Facility is subject to, among other things, market capitalization of the Company of at least $300 million, maintenance of certain debt service coverage ratios, maintenance of unrestricted and unpledged cash of not less than $20 million, the funding by the Company of certain escrow accounts, and prior approval by the lender of the construction and operating budgets. The CSFB Mortgage Facility also contains certain affirmative and negative covenants similar to those contained in the DLJ Mortgage Facility. The Company, may, however, finance new properties through other lenders without first submitting such property for approval by the lender for financing under the CSFB Mortgage Facility. However, in the event that the Company finances more than $175 million of secured facility debt (other than construction financing and

                          EXTENDED STAY AMERICA, INC.

certain other financings) with another lender prior to May 1999, without having financed at least $100 million of such debt under the CSFB Mortgage Facility, the lender may terminate its obligation to fund additional facilities under the CSFB Mortgage Facility.

  All or any portion of the amounts outstanding under the CSFB Mortgage Facility will become due and payable, at the option of the lender, if an event of default occurs, including, among other things, (i) a declared default or acceleration under other indebtedness of the Company; (ii) certain events of bankruptcy with respect to the Company or any of its subsidiaries; (iii) the Company's tangible net worth ceases to exceed $50 million; (iv) a dividend pay-out by the Company in excess of 50% of the excess of its net income for any period over its cumulative losses not previously applied in computing the limitation; (v) the current members of the Company's Board of Directors cease to constitute a majority of the Board; or (vi) Mr. H. Wayne Huizenga or Mr. George D. Johnson, Jr. cease to be Board members to the extent that they are living and have not been judicially declared incompetent.

  On May 23, 1995 Studio Plus entered into a $30 million revolving credit agreement (the "Studio Plus Line of Credit") maturing on June 22, 1998 to fund future development and construction of additional hotels and for working capital. On February 28, 1996, Studio Plus increased its $30 million revolving line of credit to $50 million. Outstanding indebtedness under the Studio Plus Line of Credit bears interest at either a rate based upon the London Interbank Offering Rate or the prime interest rate, at the selection of the Company. The interest rate on the outstanding indebtedness adjusts periodically based upon prevailing rates. Interest is payable monthly with the unpaid principal due at maturity. The Studio Plus Line of Credit contains certain financial covenants, including maintenance of a minimum debt service coverage ratio and maximum ratio of debt to tangible net worth and limitations upon additional debt without the consent of the lender. Borrowings under the Studio Plus Line of Credit are collateralized by certain property and equipment. At December 31, 1995, long term debt consisted of two separate loan segments totaling $4,000,000, with a weighted average interest rate of 8.15%. At December 31, 1996, there were no outstanding borrowings under the Studio Plus Line of Credit. The Studio Plus Line of Credit was effectively cancelled upon consummation of the Merger.

  The Company used the net proceeds of the Studio Plus IPO to retire approximately $36.8 million of outstanding mortgage debt, which was guaranteed by the former shareholders and partners of the Studio Plus Predecessor Entities, and approximately $3.1 million of loans from shareholders. In connection with the early extinguishment of mortgage debt in 1995, the Company incurred an extraordinary loss of $185,000, net of $123,000 in taxes, relating to the write-off of unamortized loan fees.

  The Company believes that there is no material difference in the carrying amount (including the terms and conditions outlined above) and estimated fair value of the Company's mortgage facilities.

NOTE 10--RELATED PARTY TRANSACTIONS

  During 1995, the Company borrowed under an informal revolving loan agreement from shareholders and their affiliates, which was paid on August 18, 1995. The maximum amount outstanding during the period was approximately $4,476,000. In 1995, interest payments of approximately $92,000 were made on the loans from shareholders and their affiliates, all of which were capitalized and included in the cost of buildings and improvements.

  During 1995, the Company acquired a property site for approximately $562,000 in cash from a partnership in which certain shareholders are partners.

  In 1996, the Company entered into a 10-year lease for a suite at Pro Player Stadium (formerly Joe Robbie Stadium) for a base rental of $115,000 per year, subject to certain additional charges and periodic escalation, and a 3-year lease for a suite at Homestead Motor Sports Complex for a base rental of approximately $53,000 per year, subject to certain additional charges. The Chairman of the Company's Board of Directors owns Pro Player Stadium and has an approximate 50% interest in Homestead Motor Sports Complex.

  During 1996 and 1995, the Company incurred charges of approximately $ 983,000 and $412,000 from a company controlled by the Chief Executive Officer of the Company for the use of airplanes, including approximately $204,000 and $133,000 in amounts due to related parties as of December 31, 1996 and 1995, respectively.

                          EXTENDED STAY AMERICA, INC.

  A director of the Company is a partner of a law firm which charged the Company fees of approximately $54,000 and $126,000 during 1996 and 1995, respectively. Substantially all of such charges were incurred in connection with the Company's organization, offerings of Common Stock, mortgage facilities and acquisition of extended stay facilities.

  Borrowings from partners and shareholders of the Studio Plus Predecessor Entities were $1,727,500 and $875,000 for 1995 and 1994, respectively. Principal repayments on loans from shareholders and partners of the Studio Plus Predecessor Entities were $3,111,000 and $568,000 for 1995 and 1994, respectively. In addition, the Company incurred interest expense of $157,000 and $74,000 for the same periods, respectively, on shareholder debt.

  Prior to the Studio Plus IPO, the Company distributed $2,295,000 to the shareholders of the Studio Plus Predecessor Entities in accordance with the merger agreements.

NOTE 11--INCOME TAXES

  Income tax expense consists of the following (in thousands):

                                                                    1996   1995
                                                                   ------ ------
      Current income taxes:
        U.S. federal.............................................. $2,137 $  929
        State and local...........................................    520    148
                                                                   ------ ------
                                                                    2,657  1,077
                                                                   ------ ------
      Deferred taxes:
        U.S. federal..............................................  2,069     55
        State and local...........................................    505     85
                                                                   ------ ------
                                                                    2,574    140
                                                                   ------ ------
                                                                   $5,231 $1,217
                                                                   ====== ======

  Prior to the Corporate Organization, a portion of Studio Plus operations were conducted through S corporations and partnerships. Accordingly, the deferred tax provision for the year ended December 31, 1995, includes approximately $540,000 relating to recognition of a net deferred tax liability representing temporary differences exiting on the date of the Corporate Organization. Prior to the Corporate Organization, income taxes on earnings were paid by the shareholders and partners of the Studio Plus Predecessor Entities.

  Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35 percent to pretax income as a result of the following:

                                                                   1996  1995
                                                                   ----  -----
      Computed "expected" tax rate................................ 35.0%  35.0%
      Increase (reduction) in income taxes resulting from:
        State and local income taxes, net of federal benefit......  4.9    3.7
        Effect of termination of S corporation and partnership
         items....................................................        20.0
        S corporation and partnership for which no current income
         taxes were provided......................................       (14.9)
        Other.....................................................   .4    1.5
                                                                   ----  -----
      Annual effective income tax rate............................ 40.3%  45.3%
                                                                   ====  =====

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 (in thousands) are presented below:

                                                               1996     1995
                                                              -------  -------
      Deferred tax assets:
        Start up expenses capitalized for tax................ $        $   242
        Net operating loss carryforward......................     986      155
        Other................................................     157       56
                                                              -------  -------
          Total deferred tax assets..........................   1,143      453
      Deferred tax liability:
        Property and equipment...............................  (7,983)  (4,827)
                                                              -------  -------
                                                              $(6,840) $(4,374)
                                                              =======  =======

                          EXTENDED STAY AMERICA, INC.

  At December 31, 1996, the Company has net operating loss carryforwards for federal income tax purposes of approximately $2,300,000, which are available to offset future federal taxable income, if any, through 2011.

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

NOTE 12--PUBLIC OFFERINGS

  On December 19, 1995, ESA, Inc. closed an initial public offering of 10,120,000 shares of its Common Stock at a public offering price of $ 6.50 per share and a concurrent offering to existing shareholders of 4,135,650 shares of Common Stock at an offering price of $ 6.05 per share, being the initial public offering price per share less the underwriting discounts and commissions. The proceeds to ESA, Inc. of such offerings were approximately $85 million, net of offering expenses.

 On June 5, 1996, ESA, Inc. closed a public offering of 19,550,000 shares of its Common Stock at a public offering price of $15.50 per share. The proceeds to ESA, Inc. of such offering were approximately $289 million, net of offering expenses.

  On June 26, 1995, Studio Plus completed an initial public offering of 5,347,500 shares of its common stock at $10.00 per share (number of shares and price per share have not been adjusted for the Merger) and received net cash proceeds of $48.1 million. Studio Plus also issued an aggregate of 2,322,750 shares of common stock and paid $1.5 million in cash to the partners and shareholders of the Studio Plus Predecessor Entities in connection with the Corporate Organization. The acquisition of the interests of the controlling shareholder or partner and affiliates of the Studio Plus Predecessor Entities has been accounted for as if it were a pooling of interests, with no increase in the carrying value for the interests acquired. The acquisition of the third party investors' interests has been accounted for as a purchase which resulted in an increase of $10,475,000 to the carrying value of the underlying assets acquired.

  In April, 1996, Studio Plus closed a public offering of 4,855,347 shares of common stock, and 319,653 shares sold by selling shareholders at $16.83 per share (number of shares and price per share have not been adjusted for the Merger). Net cash proceeds to Studio Plus were approximately $76.8 million, which excluded any proceeds from the selling shareholders.

NOTE 13--QUARTERLY RESULTS (UNAUDITED)

  The following is a summary of quarterly operations for the years ended December 31, 1996 and 1995 (in thousands except per share data):

                                                           1996
                                              ---------------------------------
                                               FIRST   SECOND    THIRD  FOURTH
                                              QUARTER  QUARTER  QUARTER QUARTER
                                              -------  -------  ------- -------
Total revenue................................ $ 5,569  $8,035   $11,923 $13,282
Operating (loss) income......................  (1,052)   (188)      827    (344)
Net income...................................     258   1,656     3,619   2,223
Net income per share......................... $  0.00  $ 0.03   $  0.04 $  0.03

                          EXTENDED STAY AMERICA, INC.

                                                            1995
                                               --------------------------------
                                                FIRST  SECOND    THIRD  FOURTH
                                               QUARTER QUARTER  QUARTER QUARTER
                                               ------- -------  ------- -------
Total revenue................................. $3,136  $4,221   $4,789  $4,622
Operating income (loss).......................    824   1,344    1,229     (63)
Net income (loss).............................    132    (270)     742     678

NOTE 14--SUBSEQUENT EVENTS

  In January 1997, the Company adopted the 1997 Employee Stock Option Plan (the "1997 Plan"). The 1997 Plan provides for grants to certain officers, directors and key employees of stock options to purchase shares of Common Stock of the Company. Options may be granted with respect to a total of not more than 6,000,000 shares of Common Stock under the 1997 Plan, subject to antidilution and other adjustment provision. Such options expire ten years from the date of grant and vest over a four-year period.

  On February 6, 1997, the Company completed a private placement of 11.5 million shares of its Common Stock at a purchase price of $17.625 per share, for an aggregate amount of approximately $203 million. Net proceeds received by the Company from the private placement were approximately $198 million.

  On February 20, 1997, the Company announced its intention to develop and launch the Crossland Economy StudiosSM ("Crossland") brand of budget extended stay lodging facilities. The Company opened the first Crossland lodging facility on January 2, 1997. The Company expects to open three additional Crossland facilities during 1997 and 30 additional Crossland facilities per year for the foreseeable future, beginning in 1998. Three of the Company's extended stay lodging facilities under construction as of December 31, 1996 were Crossland facilities. Crossland facilities will be priced to compete in the budget segment of the extended stay lodging market. The Company's Crossland, EXTENDED STAYAMERICA Efficiency Studios, and StudioPLUS(TM) brands of lodging facilities compete in the budget, economy, and mid-price segments, respectively, of the extended stay lodging market.

  On April 11, 1997, ESA, Inc. and Merger Sub completed the Merger in accordance with the terms of an Agreement and Plan of Merger (the "Merger Agreement") by and among the parties dated January 16, 1997. Pursuant to the terms of the Merger Agreement, Studio Plus was merged with and into Merger Sub and the 12,557,786 shares of Studio Plus common stock that were outstanding on the closing date were converted into the right to receive 15,410,515 shares of Common Stock of the Company and options to purchase 1,072,565 shares of Studio Plus common stock were converted into options to purchase 1,316,252 shares of the Company's Common Stock. As a result of the Merger, Studio Plus is a wholly-owned subsidiary of the Company.

  In connection with the Merger, the Company has recorded in the second quarter of 1997 a one-time pre-tax charge of $9.7 million representing merger expenses and costs associated with the integration of Studio Plus' operations following the Merger. The Merger was accounted for as a pooling of interests and the Company's historical financial statements now include the accounts and results of operations of Studio Plus.

                          EXTENDED STAY AMERICA, INC.

   NOTES TO THE SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

  The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying supplemental consolidated financial statements are summarized below.

                                          THREE MONTHS   FOR THE YEAR ENDED
                                             ENDED          DECEMBER 31,
                                           MARCH 31,   -------------------------
                                              1997      1996     1995     1994
                                          ------------ -------  -------  -------
                                          (UNAUDITED)
                                                 (AMOUNTS IN THOUSANDS)
      Revenue:
        ESA, Inc. .......................   $12,316    $15,745  $   878  $
        Studio Plus......................     7,447     23,064   15,890   12,152
                                            -------    -------  -------  -------
        Combined.........................   $19,763    $38,809  $16,768  $12,152
                                            =======    =======  =======  =======
      Extraordinary items:
        ESA, Inc.  ......................   $          $        $        $
        Studio Plus......................                          (185)
                                            -------    -------  -------  -------
        Combined.........................   $          $        $  (185) $
                                            =======    =======  =======  =======
      Net income:
        ESA, Inc. .......................   $ 1,422    $ 3,436  $(1,307) $
        Studio Plus......................     1,048      5,173    2,137    1,653
        Adjustments......................                 (853)     453
                                            -------    -------  -------  -------
        Combined.........................   $ 2,470    $ 7,756  $ 1,283  $ 1,653
                                            =======    =======  =======  =======

  The combined financial results presented above include adjustments made to conform the accounting policies of the two companies. The adjustments relate to restatement of ESA, Inc.'s income tax expense in 1996 and 1995 due to the reduction of the valuation allowance for deferred tax assets of $453,000 in 1995 that were not expected to be realized by ESA, Inc. operating separately and restatement of Studio Plus' expenses of $400,000 in 1996 to conform its method of recording preopening costs with that of ESA, Inc.

  On June 9, 1997, the Company announced that its Board of Directors had approved a plan to have the Common Stock listed on the New York Stock Exchange, Inc. ("NYSE") and to move trading in the Common Stock from the Nasdaq National Market ("Nasdaq") to the NYSE. The Common Stock began trading on the NYSE on June 30, 1997. The Company has recorded a one-time pre-tax charge of $500,000 in connection with listing of the Common Stock on the NYSE.

  On July 21, 1997, the Company accepted from Morgan Stanley Senior Funding, Inc. a commitment to provide a $500 million senior secured revolving credit facility (the "Revolving Facility") which is to be used for general corporate purposes, including the construction and acquisition of extended stay lodging properties. The Revolving Facility will be a five year senior secured facility structured as a corporate bank loan and syndicated to relationship banks. In addition to the Revolving Facility, the Company expects to issue approximately $300 million of unsecured subordinated debt as part of an overall financing plan that is expected to increase the Company's credit availability to $800 million.

  Upon execution of the Revolving Facility, the Company will terminate its two existing mortgage loan facilities, which provide for an aggregate of $400 million in available mortgage loans. Accordingly, the Company has recorded a one-time pre-tax charge of $9.7 million. The charge represents deferred costs associated with its previous mortgage facilities and has been reflected in the Company's financial results for the second quarter of 1997.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                         OF ESA, INC. AND STUDIO PLUS

  The accompanying unaudited Pro Forma Condensed Combined Financial Statements are presented as if Extended Stay America, Inc. ("ESA, Inc.") had completed eleven acquisitions during 1995 and 1996 (the "Acquisitions"), excluding the acquisition of substantially all of the assets of American Apartmen-Tels Investors II, L.P. ("AATI"), (the "Significant Purchase Acquisitions") at January 9, 1995 (ESA, Inc.'s date of inception) and as if the Merger with Studio Plus Hotels, Inc. ("Studio Plus") had been completed at January 1, 1994. The acquisition of AATI has been excluded from Significant Purchase Acquisitions because the purchase price and the unaudited results of operations for the periods, when measured in relation to the operations of ESA, Inc. and Studio Plus (collectively, the "Company"), did not meet certain materiality standards and can be excluded as permitted by the rules and regulations of the Securities and Exchange Commission. This pro forma information is based in part upon the Consolidated Financial Statements of ESA, Inc. and Studio Plus and Statements of Operations of each of the Significant Purchase Acquisitions. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

  The unaudited Pro Forma Condensed Combined Statements of Income are not necessarily indicative of what the actual results of operations of the Company would have been assuming such transactions had been completed as of the beginning of the periods discussed above, nor do they purport to represent the results of operations for any future periods. Results of operations and the related earnings or loss per share for future periods will be affected by a number of factors, including, but not limited to, the number of facilities opened and the operating results therefrom, interest costs incurred on indebtedness (including the amortization of deferred loan costs), corporate operating and property operating expenses, site selection costs and the number of future shares issued.

  Certain data and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The accompanying unaudited Pro Forma Condensed Combined Financial Statements and notes should be read in conjunction with the Supplemental Consolidated Financial Statements of the Company included herein and the Consolidated Financial Statements of ESA, Inc. and Studio Plus which have been incorporated by reference.

                           ESA, INC. AND STUDIO PLUS

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET

                        AS OF MARCH 31, 1997 (UNAUDITED)
                                 (IN THOUSANDS)

                                                                           PRO
                                  ESA, INC.   STUDIO PLUS    MERGER       FORMA
                                 (HISTORICAL) (HISTORICAL) ADJUSTMENTS   COMBINED
             ASSETS              ------------ ------------ -----------   --------
 Current assets:
   Cash and cash equivalents...    $309,999     $ 14,357                 $324,356
   Accounts receivable, net....       2,207          981                    3,188
   Prepaid expenses............       1,188          217                    1,405
   Deferred income taxes.......         954          109                    1,063
   Other current assets........         321          107                      428
                                   --------     --------     -------     --------
     Total current assets......     314,669       15,771                  330,440
 Property and equipment, net...     388,164      131,100                  519,264
 Deferred loan costs...........       9,471        1,185                   10,656
 Other assets..................       2,171        1,054      (1,115)       2,110
                                   --------     --------     -------     --------
     Total assets..............    $714,475     $149,110     $(1,115)    $862,470
                                   ========     ========     =======     ========
 LIABILITIES AND SHAREHOLDERS'
             EQUITY
 Current liabilities:
   Accounts payable............    $  2,122     $  4,402     $ 8,585(b)  $ 15,109
   Accrued salaries and related
    expenses...................         939          626                    1,565
   Due to related parties......          94           --                       94
   Other accrued expenses......       3,849        2,067      (1,455)       4,461
   Accrued retainage...........       7,826        1,479                    9,305
   Deferred revenue............         459          208                      667
                                   --------     --------     -------     --------
     Total current liabilities.      15,289        8,782       7,130       31,201
                                   --------     --------     -------     --------
 Deferred income taxes.........       2,891        5,588                    8,479
                                   --------     --------     -------     --------
 Commitments
 Shareholders' equity:
   Preferred stock, $.01 par
    value......................
   Common stock, $.01 par
    value......................         799          126          28 (a)      953
   Additional paid in capital..     691,945      127,688         (28)(a)  819,605
   Retained earnings...........       3,551        6,926      (8,245)(b)    2,232
                                   --------     --------     -------     --------
     Total shareholders'
      equity...................     696,295      134,740      (8,245)     822,790
                                   --------     --------     -------     --------
     Total liabilities and
      shareholders' equity.....    $714,475     $149,110     $           $862,470
                                   ========     ========     =======     ========

 See accompanying notes to the unaudited pro forma condensed combined financial statements.

                           ESA, INC. AND STUDIO PLUS

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                FOR THE YEAR ENDED DECEMBER 31, 1994 (UNAUDITED)
                                 (IN THOUSANDS)

                                 ESA, INC.   STUDIO PLUS    MERGER    PRO FORMA
                                (HISTORICAL) (HISTORICAL) ADJUSTMENTS COMBINED
                                ------------ ------------ ----------- ---------
Revenue:
  Room revenue.................                $11,830                 $11,830
  Other revenue................                    322                     322
                                  --------     -------      -------    -------
    Total revenue..............                 12,152                  12,152
                                  --------     -------      -------    -------
Costs and expenses:
  Property operating expenses..                  5,256                   5,256
  Corporate operating expenses.                    881                     881
  Depreciation and
   amortization................                  1,472                   1,472
                                  --------     -------      -------    -------
    Total costs and expenses...                  7,609                   7,609
                                  --------     -------      -------    -------
Income from operations.........                  4,543                   4,543
Interest expense...............                 (2,532)                 (2,532)
                                  --------     -------      -------    -------
Income before third party
 investors' interest...........                  2,011                   2,011
Third party investors'
 interest......................                   (358)                   (358)
                                  --------     -------      -------    -------
Income before income taxes.....                  1,653                   1,653
Provision for income taxes.....
                                  --------     -------      -------    -------
Net income.....................                $ 1,653                 $ 1,653
                                  ========     =======      =======    =======
Pro forma income data:
  Net income...................                $ 1,653                 $ 1,653
  Pro forma adjustment for
   income taxes................                   (615)                   (615)
                                               -------                 -------
  Pro forma net income.........                $ 1,038                 $ 1,038
                                               =======                 =======


 See accompanying notes to the unaudited pro forma condensed combined financial statements.

                           ESA, INC. AND STUDIO PLUS

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                FOR THE YEAR ENDED DECEMBER 31, 1995 (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                 ESA, INC.   STUDIO PLUS    MERGER      PRO FORMA
                                (HISTORICAL) (HISTORICAL) ADJUSTMENTS   COMBINED
                                ------------ ------------ -----------   ---------
Revenue:
  Room revenue................    $   817      $15,309                   $16,126
  Other revenue...............         61          581                       642
                                  -------      -------      ------       -------
    Total revenue.............        878       15,890                    16,768
                                  -------      -------      ------       -------
Costs and expenses:
  Property operating expenses.        332        6,374                     6,706
  Corporate operating
   expenses...................      2,555        2,114                     4,669
  Depreciation and
   amortization...............        147        1,912                     2,059
                                  -------      -------      ------       -------
    Total costs and expenses..      3,034       10,400                    13,434
                                  -------      -------      ------       -------
Income (loss) from operations.     (2,156)       5,490                     3,334
Interest income (expense).....        849       (1,356)                     (507)
                                  -------      -------      ------       -------
Income before third party
 investors' interest..........     (1,307)       4,134                     2,827
Third party investors'
 interest.....................                    (142)                     (142)
                                  -------      -------      ------       -------
Income (loss) before income
 taxes........................     (1,307)       3,992                     2,685
Provision for income taxes....                   1,670      $ (453)(c)     1,217
                                  -------      -------      ------       -------
Income (loss) before
 extraordinary item...........    $(1,307)     $ 2,322      $  453       $ 1,468
                                  =======      =======      ======       =======
Income (loss) per share before
 extraordinary item...........    $ (0.05)                               $  0.05
                                  =======                                =======
Pro forma income data:
  Income before extraordinary
   item.......................                 $ 2,322                   $ 1,468
  Pro forma adjustment for
   income taxes...............                     176                       176
                                               -------                   -------
  Pro forma income before
   extraordinary item.........                 $ 2,498                   $ 1,644
                                               =======                   =======
Pro forma income per share
 before extraordinary item....                 $  0.50                   $  0.05
                                               =======                   =======
Weighted average number of
 shares of common stock and
 equivalents outstanding......     25,304        4,995       1,135 (b)    31,434
                                  =======      =======      ======       =======

 See accompanying notes to the unaudited pro forma condensed combined financial statements.

                           ESA, INC. AND STUDIO PLUS

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                FOR THE YEAR ENDED DECEMBER 31, 1996 (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                PRO FORMA   SIGNIFICANT    PRO
                          ESA, INC.   STUDIO PLUS    MERGER      COMBINED     PURCHASE    FORMA
                         (HISTORICAL) (HISTORICAL) ADJUSTMENTS (HISTORICAL) ACQUISITIONS COMBINED
                         ------------ ------------ ----------- ------------ ------------ --------
Revenue:
  Room revenue..........   $15,280      $22,200                  $37,480       $5,172(a) $42,652
  Other revenue.........       465          864                    1,329           41(a)   1,370
                           -------      -------       -----      -------       ------    -------
    Total revenue.......    15,745       23,064                   38,809        5,213     44,022
                           -------      -------                  -------       ------    -------
Costs and expenses:
  Property operating
   expenses.............     6,929        9,631                   16,560          416(a)  16,976
  Corporate operating
   expenses.............    12,645        3,822         400(d)    16,867        1,397(a)  18,264
  Depreciation and
   amortization.........     2,803        3,336                    6,139          783(a)   6,922
                           -------      -------       -----      -------       ------    -------
    Total costs and
     expenses...........    22,377       16,789         400       39,566        2,596     42,162
                           -------      -------       -----      -------       ------    -------
Income (loss) from
 operations.............    (6,632)       6,275        (400)        (757)       2,617      1,860
Interest income.........    11,538        2,206                   13,744                  13,744
                           -------      -------       -----      -------       ------    -------
Income (loss) before
 income taxes...........     4,906        8,481        (400)      12,987        2,617     15,604
Provision for income
 taxes..................     1,470        3,308       $ 453(c)     5,231        1,046(a)   6,277
                           -------      -------       -----      -------       ------    -------
Net income (loss).......   $ 3,436      $ 5,173       $(853)     $ 7,756       $1,571    $ 9,327
                           =======      =======       =====      =======       ======    =======
Net income per common
 share..................   $  0.06      $  0.45                  $  0.10                 $  0.12
                           =======      =======                  =======                 =======
Weighted average number
 of shares of common
 stock and equivalents
 outstanding............    59,724       11,580       2,631(b)    73,935        2,515(a)  76,450
                           =======      =======       =====      =======       ======    =======



 See accompanying notes to the unaudited pro forma condensed combined financial statements.

                           ESA, INC. AND STUDIO PLUS

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
             FOR THE THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 PRO FORMA   SIGNIFICANT    PRO
                          ESA, INC.   STUDIO PLUS    MERGER       COMBINED     PURCHASE    FORMA
                         (HISTORICAL) (HISTORICAL) ADJUSTMENTS  (HISTORICAL) ACQUISITIONS COMBINED
                         ------------ ------------ -----------  ------------ ------------ --------
Revenue:
  Room revenue..........    $1,138       $4,251                   $ 5,389       $2,606(a)  $7,995
  Other revenue.........        33          172                       205          127(a)     332
                            ------       ------       -----       -------       ------     ------
    Total revenue.......     1,171        4,423                     5,594        2,733      8,327
                            ------       ------                   -------       ------     ------
Costs and expenses:
  Property operating
   expenses.............       443        1,931                     2,374        1,078(a)   3,452
  Corporate operating
   expenses.............     2,404          890         100         3,394          194(a)   3,588
  Depreciation and
   amortization.........       203          675                       878          383(a)   1,261
                            ------       ------       -----       -------       ------     ------
    Total costs and
     expenses...........     3,050        3,496         100         6,646        1,655      8,301
                            ------       ------       -----       -------       ------     ------
Income (loss) from
 operations.............    (1,879)         927        (100)       (1,052)       1,078         26
Interest income.........     1,450           32                     1,482                   1,482
                            ------       ------       -----       -------       ------     ------
Income (loss) before
 income taxes...........      (429)         959        (100)          430        1,078      1,508
Provision for income
 taxes..................       --           375        (203)(c)       172          431(a)     603
                            ------       ------       -----       -------       ------     ------
Net income (loss).......    $ (429)      $  584       $ 103       $   258       $  647     $  905
                            ======       ======       =====       =======       ======     ======
Net income (loss) per
 common share...........    $(0.01)      $ 0.07                   $  0.00                  $ 0.02
                            ======       ======                   =======                  ======
Weighted average common
 and equivalent shares
 outstanding............    44,935        7,980       1,813(b)     54,728        4,636(a)  59,364
                            ======       ======       =====       =======       ======     ======



 See accompanying notes to the unaudited pro forma condensed combined financial statements.

                           ESA, INC. AND STUDIO PLUS

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
             FOR THE THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     PRO FORMA
                               ESA, INC.   STUDIO PLUS    MERGER      COMBINED
                              (HISTORICAL) (HISTORICAL) ADJUSTMENTS (HISTORICAL)
                              ------------ ------------ ----------- ------------
Revenue:
  Room revenue..............    $11,926      $ 7,183                  $19,109
  Other revenue.............        390          264                      654
                                -------      -------       -----      -------
    Total revenue...........     12,316        7,447                   19,763
                                -------      -------                  -------
Costs and expenses:
  Property operating
   expenses.................      6,763        3,417                   10,180
  Corporate operating and
   property management
   expenses.................      4,446        1,309                    5,755
  Depreciation and
   amortization.............      2,377        1,335                    3,712
                                -------      -------       -----      -------
    Total costs and
     expenses...............     13,586        6,061                   19,647
                                -------      -------       -----      -------
Income (loss) from
 operations.................     (1,270)       1,386                      116
Interest income.............      3,641          346                    3,987
                                -------      -------       -----      -------
Net income before income
 taxes......................      2,371        1,732                    4,103
Provision for income taxes..        949          684                    1,633
                                -------      -------       -----      -------
Net income..................    $ 1,422      $ 1,048                  $ 2,470
                                =======      =======       =====      =======
Net income per common share.    $  0.02      $  0.08                  $  0.03
                                =======      =======                  =======
Weighted average common and
 equivalent shares
 outstanding................     77,013       12,946       2,941       92,900
                                =======      =======       =====      =======



 See accompanying notes to the unaudited pro forma condensed combined financial statements.

                           ESA, INC. AND STUDIO PLUS

          NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

  Historical. The historical Condensed Combined Financial Statements of ESA, Inc. and Studio Plus include the accounts of ESA, Inc. and its subsidiaries and of Studio Plus and its subsidiary, respectively. All significant intercompany balances within each company have been eliminated. ESA, Inc. was formed on January 9, 1995. Studio Plus was formed on December 19, 1994 and on June 26, 1995 acquired through merger and exchange of partnership interests all of the assets of the Studio Plus Predecessor Entities which owned and operated StudioPLUS hotels. The historical Condensed Consolidated Statements of Operations of Studio Plus for the years ended December 31, 1994 and 1995 reflect combined financial data for the Studio Plus Predecessor Entities, accounted for as if the combination of the Studio Plus Predecessor Entities were a pooling of interests. Income taxes on earnings were paid by stockholders and partners of the Studio Plus Predecessor Entities. Accordingly, income taxes are provided on a pro forma basis for the years ended December 31, 1994 and 1995.

  Pursuant to the rules and regulations of the Commission, the historical Condensed Consolidated Statement of Operations of Studio Plus for the year ended December 31, 1995 does not reflect an extraordinary loss, net of the related income tax benefit, of $185,000.

  The Merger. The Merger has been accounted for in the Pro Forma Condensed Consolidated Financial Statements using the pooling of interests method of accounting whereby the accounts of ESA, Inc. are combined with the accounts of Studio Plus as though both companies operated as one business for the periods presented. The non-recurring costs associated with the Merger, estimated to be $9.7 million, have been excluded from the Pro Forma Condensed Combined Statements of Income to more accurately reflect the actual operations of the companies. These costs will be expensed in the period that the Merger is consummated.

  Significant Purchase Acquisitions. The Pro Forma Condensed Combined Statements of Income reflect the results of the operations for the Significant Purchase Acquisitions for the respective periods as if they were acquired as of January 1, 1996. These acquisitions were accounted for using the purchase method of accounting.

2. EARNINGS PER SHARE

  Earnings per share have been calculated by dividing the net income by the outstanding shares of ESA, Inc. Common Stock, adjusted to reflect the issuance of the additional shares to be issued in the Merger at a ratio of 1.2272 shares per share of Studio Plus common stock. Prior to the Studio Plus IPO, the assets of Studio Plus were owned and operated by the Studio Plus Predecessor Entities. The outstanding shares and other equity interests of the Studio Plus Predecessor Entities differ substantially from the shares of Studio Plus common stock outstanding after the Studio Plus IPO. Accordingly, Studio Plus has not historically presented earnings per share information for the year ended December 31, 1994.

  The weighted average number of shares of common stock and equivalents outstanding during the period and the related earnings per share data as reflected in the historical Consolidated Statements of Operations for the year ended December 31, 1995 for both ESA, Inc. and Studio Plus have been adjusted to give effect to the stock splits occurring in 1996.

                           ESA, INC. AND STUDIO PLUS

    NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS--(CONCLUDED)

                                  (UNAUDITED)
3. PRO FORMA ADJUSTMENTS

 Pro Forma Condensed Combined Balance Sheet.

  (a) To reflect the issuance of 2,853,108 incremental shares of ESA, Inc. Common Stock in the Merger and the elimination of a corresponding amount of additional paid in capital.

  (b) To reflect the estimated costs associated with the Merger, net of income tax benefit.

 Pro Forma Condensed Combined Statements of Income.

  (a) To reflect the results of operations of the Significant Purchase Acquisitions for the respective periods as if they were acquired on January 1, 1996.

  (b) To reflect the issuance of the incremental shares of ESA, Inc. Common Stock in the Merger based on a ratio of 1.2272 shares per share of Studio Plus common stock.

  (c) To reflect the adjustment in the provision for income taxes resulting from the combination on a pro forma basis.

  (d) To reflect the adjustment in conforming accounting policies related to preopening costs.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses to be borne by the Company in connection with the registration, issuance, and distribution of the securities being registered hereby. All amounts are estimates except the Commission registration fee.

      Commission registration fee..................................... $  7,513
      Printing and engraving expenses.................................    5,000
      Legal fees and expenses.........................................    7,500
      Accounting fees and expenses....................................   85,000
      Miscellaneous...................................................   14,987
                                                                       --------
          Total....................................................... $120,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the General Corporation Law of Delaware authorizes the Company to indemnify its directors and officers under specified circumstances. The Restated Certificate of Incorporation and Bylaws of the Company provide that the Company shall indemnify, to the extent permitted by Delaware law, its directors and officers (and may indemnify its employees and agents) against liabilities (including expenses, judgments, and settlements) incurred by them in connection with any actual or threatened action, suit, or proceeding to which they are or may become parties and which arises out of their status as directors, officers, or employees.

  The Company's Restated Certificate of Incorporation and Bylaws eliminate, to the fullest extent permitted by Delaware law, liability of a director to the Company or its stockholders for monetary damages for a breach of such director's fiduciary duty of care except for liability where a director (a) breaches his duty of loyalty to the Company or its stockholders, (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law, (c) authorizes payment of an illegal dividend or stock repurchase, or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his responsibilities under any other law, including the federal securities laws.

  The directors and officers of the Company are insured within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits, or proceedings and certain liabilities which might be imposed as a result of such actions, suits, or proceedings, to which they are parties by reason of being or having been such directors or officers.

ITEM 16. EXHIBITS

  A list of exhibits included as part of this Registration Statement is set forth in the Exhibit Index appearing elsewhere herein and is incorporated by this reference.

ITEM 17. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

    Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF FORT LAUDERDALE, STATE OF FLORIDA, ON JULY 28, 1997.

                                          Extended Stay America, Inc.

                                               /s/  George D. Johnson, Jr.
                                          By:__________________________________
                                                  George D. Johnson, Jr.
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

  EACH PERSON WHOSE SIGNATURE APPEARS BELOW HEREBY APPOINTS GEORGE D. JOHNSON, JR., ROBERT A. BRANNON, AND GREGORY R. MOXLEY, AND EACH OF THEM SEVERALLY, ACTING ALONE AND WITHOUT THE OTHERS, HIS TRUE AND LAWFUL ATTORNEY-IN-FACT WITH AUTHORITY TO EXECUTE IN THE NAME OF EACH SUCH PERSON AND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION, TOGETHER WITH ANY EXHIBITS THERETO AND OTHER DOCUMENTS THEREWITH, ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT NECESSARY OR ADVISABLE TO ENABLE THE REGISTRANT TO COMPLY WITH THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY RULES, REGULATIONS, AND REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION IN RESPECT THEREOF, WHICH AMENDMENTS MAY MAKE SUCH OTHER CHANGES IN THE REGISTRATION STATEMENT AS THE AFORESAID ATTORNEY-IN-FACT EXECUTING THE SAME DEEMS APPROPRIATE, AND ANY FILINGS PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON JULY 28, 1997.

                 SIGNATURE                                     TITLE
                 ---------                                     -----
       PRINCIPAL EXECUTIVE OFFICER:


       /s/ George D. Johnson, Jr.           President and Chief Executive Officer
-------------------------------------------
          George D. Johnson, Jr.

       PRINCIPAL FINANCIAL OFFICER:

          /s/ Robert A. Brannon             Senior Vice President, Chief Financial
___________________________________________  Officer, Secretary, and Treasurer
             Robert A. Brannon

       PRINCIPAL ACCOUNTING OFFICER:

          /s/ Gregory R. Moxley             Vice President--Finance
___________________________________________
             Gregory R. Moxley


                 SIGNATURE                                     TITLE
                 ---------                                     -----
       A MAJORITY OF THE DIRECTORS:

          /s/ H. Wayne Huizenga                              Director
___________________________________________
             H. Wayne Huizenga

        /s/ Norwood Cowgill, Jr.                             Director
___________________________________________
           Norwood Cowgill, Jr.

           /s/ Donald F. Flynn                               Director
___________________________________________
              Donald F. Flynn

       /s/ George D. Johnson, Jr.                            Director
___________________________________________
          George D. Johnson, Jr.

         /s/ Stewart H. Johnson                              Director
___________________________________________
            Stewart H. Johnson

            /s/ John J. Melk                                 Director
___________________________________________
               John J. Melk

            /s/ Peer Pedersen                                Director
___________________________________________
               Peer Pedersen


                      CONSENT OF INDEPENDENT ACCOUNTANTS

  We consent to the inclusion in this registration statement on Form S-3 of our report dated July 22, 1997 on our audits of the supplemental consolidated financial statements of Extended Stay America, Inc. and to the incorporation by reference in this registration statement on Form S-3 of our report dated February 6, 1997, on our audits of the consolidated financial statements of Extended Stay America, Inc., our report dated January 26, 1996, on our audits of the financial statements of Apartment/Inn, L.P., our report dated February 23, 1996, on our audits of the combined financial statements of Hometown Inn I, LTD and Hometown Inn II, LTD, our report dated October 16, 1995, on our audits of the financial statements of Welcome Inn America 89-1, L.P., our report dated May 4, 1996, on our audit of the financial statements of Kipling Hospitality Enterprise Corporation, our report dated June 25, 1996, on our audit of the financial statements of Apartment Inn Partners/Gwinnett, L.P., and our report dated June 27, 1996, on our audits of the combined financial statements of Boulder Manor, Inc., Melrose Suites, Inc., Nicolle Manor and St. Louis Manor, Inc. (the "M & M Facilities"). We also consent to the reference to our firm under the caption "Experts."

                                          Coopers & Lybrand L.L.P.

Spartanburg, South Carolina
July 25, 1997

                       CONSENT OF INDEPENDENT ACCOUNTANTS

  We consent to the incorporation by reference in this registration statement on Form S-3 of our report dated February 4, 1997, on our audits of the consolidated financial statements of Studio Plus Hotels, Inc. as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996. We also consent to the reference to our firm under the caption "Experts."

Coopers & Lybrand L.L.P.

Cincinnati, Ohio
July 25, 1997

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBERS                         DESCRIPTION OF EXHIBITS
 -------                         -----------------------
  2.1    Contribution Agreement, dated August 18, 1995, between the Company and
         Welcome Inn America 89-1, L.P. (incorporated by reference to the corresponding exhibit to the Company's Registration Statement on Form
         S-1, Registration No. 33-98452 (the "IPO S-1")).
  2.2    Agreement to Purchase Hotel and related agreements dated January 24,
         1996 between the Company and John W. Baker and Apartment/Inn, L.P.
         (incorporated by reference to the corresponding exhibit to the
         Company's Registration Statement on Form S-1, Registration No. 333-102
         (the "Acquisition Shelf S-1")).
  2.3    Agreement to Purchase Hotel and related agreements dated February 23,
         1996 among ESA 0992, Inc., ESA 0993, Inc., Hometown Inn I, LTD, and
         Hometown Inn II, LTD (incorporated by reference to the corresponding exhibit to the Acquisition Shelf S-1).
  2.4    Agreement to Purchase Hotel dated May 1, 1996 and related agreements among ESA Properties, Inc., Kipling Hospitality Enterprise
         Corporation, and J. Craig McBride (incorporated by reference to the corresponding exhibit to the Company's Report on Form 10-Q for the quarter ended March 31, 1996).
  2.5    Agreement to Purchase Hotel dated as of June 24, 1996 and related agreements among the Company, ESA 0996, Inc., Apartment Inn
         Partners/Gwinnett, L.P., and Rosa Dziewienski Pajonk (incorporated by reference to the corresponding exhibit to the Acquisition Shelf S-1).
  2.6    Agreements to Purchase Hotels dated as of June 25, 1996 and related agreements between the Company and ESA Properties, Inc. and Boulder
         Manor, Inc., Melrose Suites, Inc., St. Louis Manor, Inc., and Michael
         J. Mona, Jr. and Dean O'Bannon (incorporated by reference to the corresponding exhibit to the Acquisition Shelf S-1).
  2.7    Agreement and Plan of Merger dated as of January 16, 1997 by and among the Company, ESA Merger Sub, Inc., and Studio Plus Hotels, Inc.
         ("Studio Plus") (incorporated by reference to Exhibit 2.1 to the
         Company's Current Report on Form 8-K dated January 16, 1997).
  4.1    Specimen certificate representing shares of Common Stock (incorporated by reference to the corresponding exhibit to the IPO S-1).
  5.1    Opinion of Bell, Boyd & Lloyd as to the legality of the Common Stock.
 23.1    Consent of Coopers & Lybrand L.L.P. (included in Part II of this registration statement).
 23.2    Consent of Coopers & Lybrand L.L.P. (included in Part II of this registration statement).
 23.3    Consent of Bell, Boyd & Lloyd (included in Exhibit 5.1).
 24.1    Powers of Attorney (included on the signature page of this registration statement).

                                      EX-1